UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2021
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   x    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (NO. 333-256031) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2021(starting on page 3), including its condensed consolidated financial statements for the six months ended June 30, 2021(starting on page 35).

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: July 30, 2021

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

2 Interim Management Report
Table of contents

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading integrated steel and mining company, with a presence in more than 60 countries and steel-making operations in 18 countries. ArcelorMittal had sales of $35.5 billion, steel shipments of 32.6 million tonnes, crude steel production of 35.4 million tonnes, iron ore production of 24.5 million tonnes (Mining segment iron ore production of 12.2 million tonnes) for the six months ended June 30, 2021 as compared to sales of $25.8 billion, steel shipments of 34.3 million tonnes, crude steel production of 35.5 million tonnes, iron ore production of 27.9 million tonnes (Mining segment iron ore production 13.5 million tonnes) for the six months ended June 30, 2020.
ArcelorMittal's steel-making operations include 37 integrated and mini-mill steel-making facilities on four continents. ArcelorMittal is the largest steel producer in the Americas and Europe, second largest in Africa and the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 10 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico and Ukraine. The Company has coal mining activities in Kazakhstan. ArcelorMittal's main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal and pulverized coal injection (“PCI”).
This report includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report for the year ended December 31, 2020 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are: ArcelorMittal, 24-26 boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg, telephone: +352 4792-1.

4	Interim Management Report
Business overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the global pandemic caused a sudden and sharp decline in economic activity and steel consumption globally during 2020, in the Company's core developed markets, followed by a significant ongoing recovery in certain industries.
The COVID-19 pandemic had a significant impact on ArcelorMittal’s results in 2020. In the European Union (“EU”), the impact of widespread national lockdowns during March, April and into May had a significant negative effect on output across the major steel consuming industries. Manufacturing declined sharply, with almost all automotive plants closed during the early part of the lockdown with production down over 60% year-on-year during the second quarter. Industrial activity recovered sharply from April lows, and steel demand also recovered strongly through the second half of 2020, with demand actually rising by 4% year-on-year during the fourth quarter of the 2020. Overall, consumption is estimated to have declined by just over 10% year-on-year in 2020, with demand improving from a decline of 16% year-on-year during the first half of 2020, to a decline of only 3% year-on-year in the second half of 2020. While demand did not fall as low as seen in 2009 as inventory levels were much leaner than prior to the global financial crisis, demand declined to levels not seen since the Eurozone debt crisis in 2012, with a significant impact on profitability in 2020 from the Company’s largest market. Underlying steel demand in the United States was similarly impacted by the fall-out from the COVID-19 pandemic, with manufacturing output down over 15% year-on-year in the second quarter of 2020, especially light vehicle (-61% year-on-year) coupled with subdued energy markets, reduced overall steel consumption by 18% in 2020, negatively impacting the Company’s deliveries and profitability.
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. As expected, during the first half of 2021, continued restrictions on physical interaction in order to limit the spread of the virus, predominately impacted the service sector, with manufacturing output continuing to gradually increase. In the EU, despite lower than expected automotive assembly due to the shortage of semiconductors, other steel intensive manufacturing has recovered to above pre-pandemic levels, especially electrical equipment (May 2021 +9% over January/February 2020 levels) but also metal products (+2%) and Machinery (+1%). Both the recovery and steel consumption will be supported in the US and EU respectively from the American Jobs Plan (“AJP”) and the Next Generation EU (“NGEU”) infrastructure stimuli plans over the next few years. Nonetheless, this strong economic recovery, particularly in the US, can lead to potential downside risks of higher inflation and increased interest rates, which could negatively impact the vulnerability from elevated corporate and public debt.
While, the Company’s sales and profitability were significantly affected in developing markets during the first half of 2020, underlying steel demand has in many markets rebounded strongly through the second half of 2020 to be above pre-pandemic levels in many cases (e.g. Brazil and Turkey). However, risks remain high: particularly in developing markets, where cases and fatalities are still elevated and as expected governments have been less able to control the spread of infection and to vaccinate a significant proportion of the population through the first half of 2021; and in developed markets, where the spread of new variants and vaccination plateaus may result in new measures being needed to control the spread of COVID-19.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the pandemic impacting China significantly in February and March 2020, increased government use of special local and sovereign bonds to fund increased investment, mainly infrastructure projects, supported a robust recovery in steel consumption. Manufacturing output also rebounded strongly and was back to trend growth early into the second half of 2020. Indeed, Chinese steel demand surprised on the upside in 2020 overall, growing around 9% year-on-year, supported by policy that mandates an increase in the steel intensity of construction. While demand is still growing in 2021, it is eventually expected to decline as infrastructure spending has been front-loaded and real estate demand structurally weakens due to lower levels of rural-urban migration. If this does not coincide with renewed capacity closures, this is expected to have a negative impact on steel prices and spreads. However, China has recently removed the rebate on steel exports lessening the incentive to export and slightly reducing the impact of Chinese domestic spreads on world ex-China pricing.

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Business overview
continued
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increased trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. In early 2020, steel spreads improved from the weak levels during the second half of 2019 but the negative impact of the pandemic on steel demand in the second quarter of 2020 led to lower spreads as steel prices declined, while raw material costs, especially iron ore, remained broadly stable underpinned by the strong rebound in Chinese demand. In the fourth quarter of 2020, global steel prices surged toward historical highs in many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. This trend has continued during the first half of 2021, with hot rolled coil (HRC) prices in the EU and the US above historical highs in June averaging around $1,400 per tonne and $1,850 per tonne, respectively. If demand wanes, and steel capacity continues to increase, steel prices are likely to decline from these elevated levels. However, due to the lags between spot prices and delivery times, these high prices will support the company's profitability in the third quarter. Raw material and steel price changes over the past few years are described below.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. The disaster at Vale’s Brumadinho dam at the end of January 2019, coupled with strong steel production in China during the first half of 2019, pushed the price up to highs above $120 per tonne ("/t") in July 2019. Vale brought back 35 million tonnes of supply by the end of 2019, allowing the price to decline to an average of $92/t in December 2019 as supply better matched levels of demand. Despite the significant hit to Chinese downstream steel consumption in February and March 2020, iron ore prices fell only mildly to average $87/t in February and remained relatively stable through March and April. However, the strong recovery of Chinese steel consumption, and the beginnings of a rebound in demand in developed markets, coupled with some supply issues saw prices rebound to over $100/t by June. As world ex-China demand and production rebounded during the second half of 2020, alongside continued strong steel production in China, iron ore prices continued to climb, rising to an average of $134/t in the fourth quarter of 2020 and ending 2020 at over $160/t. During the first half of 2021, iron ore prices rose further averaging $167/t during the first quarter and $200/t during the second quarter of 2021, with current prices around $215/t to $220/t significantly increasing the profitability of ArcelorMittal’s mining operations. While, a significant decrease in iron ore prices as further supply is brought online, or if Chinese demand weakens, would negatively impact ArcelorMittal’s revenues and profitability, this would be from current very elevated levels.

6	Interim Management Report
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Economic environment
The COVID-19 pandemic has caused the largest economic shock the world economy has witnessed in decades, causing a collapse in global activity and a 3.9% contraction of the global economy in 2020 compared to 2019, the largest decline since the global financial crisis (“GFC”) in 2008/09. The first half of 2021 has been characterized by a race between national vaccination progress and the spread of new COVID-19 variants, which directly drives the easing of restrictions and subsequent economic recovery for each country. There has been a divergence between advanced and developing economies as a result of vaccine availability and uptake. Faster-than-expected vaccination in some advanced economies is strengthening the growth outlook. Retail sales, industrial production, and construction have exceeded or are approaching pre-pandemic levels, while consumption of services start to recover. Though employment remains below pre-pandemic trends, the eventual containment of the pandemic is expected to unlock sizable pent-up demand as households spend their excess savings. On the other hand, sharp resurgences of new COVID-19 cases have continued to weigh on the recovery in many emerging markets and developing economies. Services trade remains anemic, as international tourism continues to be dampened by ongoing travel restrictions and subdued foreign direct investment (FDI) is constraining investment. Nevertheless, activity has benefited from improving goods trade and robust remittance inflows, which are recovering more quickly than in the aftermath of the global financial crisis.
In the US, the number of COVID-19 cases, hospitalizations and deaths have declined since the start of 2021 while at the same time, the vaccination campaign has progressed more rapidly than expected. Cases are rising again, but deaths and hospitalizations remain low. By July 2021, more than half of the population has received at least one dose of a COVID-19 vaccine while close to 50% of population has been fully vaccinated. Greater control of the virus and rapid vaccine rollout has allowed containment measures to be further relaxed during the second quarter of 2021. In addition to pandemic control progress, the quicker-than-its-peers economic recovery has been supported by much greater amounts of fiscal relief. The signing of the American Rescue Plan Act in March 2021 offered $1.9 trillion in additional fiscal support, bringing the cumulative fiscal relief provided since the beginning of the pandemic to over one-quarter of GDP — a level of support that is unprecedented in peacetime. Adding other long-term duration stimuli such as American Jobs Plan currently being negotiated (likely down to approximately $1 trillion to $1.5 trillion from initial proposal of $2.3 trillion) and American Families Plan proposed ($1.8 trillion), the cumulative size of fiscal support since the pandemic is estimated to be approximately 40% of GDP. A combination of significant fiscal stimulus leading to strong household income growth, elevated savings and a gradual relaxation of containment measures has boosted spending, with real spending in May 2021 already 2% above pre-pandemic levels (Defined as January/February 2020 average levels; Goods: 6% above - Services: 4% below). As a result, GDP is estimated to have recovered to be above pre-pandemic levels by the second quarter of 2021 and with the gradual easing of supply chain issues during the second half of 2021, economic growth is likely to remain strong.
Since late 2020, COVID-19 infections and deaths have remained at high levels across the EU, due to increased threats from more contagious variant of the virus. In addition, contrary to the US, the vaccination rollout in the EU started slowly and remained lagging throughout the first half of 2021, which has forced many countries to maintain or reimpose containment measures. As a result, economic activity slowed and GDP in the first quarter of 2021 contracted by 0.4% quarter-on-quarter. However, the vaccination rate picked up in the second quarter, and as of July, around half of the EU population has received at least one dose of vaccine, while close to 40% of population are fully vaccinated. Improvement in vaccination and pandemic control has led to gradual easing of restrictions across the EU through the second quarter of 2021, lending support for a stronger economic recovery. Retail sales have recovered to approximately 4% above pre-pandemic level in May, while other economic surveys indicate a more robust recovery in activity in the second quarter. Consumer confidence has now recovered to pre-pandemic levels, while manufacturing PMI averaged 63 in the second quarter of 2021 – a historical high level - signalling more expansion in future output. More encouragingly, while the service sector was more heavily impacted by restrictions, services PMI has risen above 50 since April and continuously rising, indicating activity is gathering pace, especially for all-important tourism sectors in Southern EU countries.
In China, whose economy led the initial stages of the recovery in 2020, activity remains robust, but the pace of growth has moderated amid diminishing policy support. After ending 2020 at 6% above pre-pandemic levels, the first half of 2021 has experienced a moderate growth as GDP is only 8% above pre-pandemic level. The recovery continues to be driven by investment – fixed asset investment continues to follow pre-pandemic trend and almost at 10% above pre-pandemic level in June, while past-focus in infrastructure investment has been supporting the output of a number of midstream manufacturing industries and imports of raw materials, supported by further recovery in manufacturing investment returning to trend growth since beginning of 2021. The strength of property sales has been a striking feature of China’s post-COVID rebound with the May sales level approximately 20% above pre-pandemic level, despite that property controls have been tightened further and mortgage rates have remained relatively high. The recovery of

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consumption has been more gradual, but recent strong growth in online sales indicates that consumption is gradually rebounding, especially goods retail sales is back to pre-pandemic trend. The hardest hit industries have been accommodation, catering and transportation. While growth is expected to slow in the second half of 2021 as investment – particularly in infrastructure and real estate – weakens, household spending and corporate investment will likely overtake real estate, infrastructure and exports as the driver of growth.
In Brazil, despite a high number of infections and fatalities, the economy recovered strongly through the second half of 2020, with monthly GDP within 1% of pre-pandemic levels in December. In the first half of 2021, Brazil’s economy has shown weaker momentum, with GDP growing by only 1.2% quarter-on-quarter in the first quarter of 2021 and is likely to have at best stagnated in the second quarter, as the country’s severe third virus wave hit activity in April, especially services, while industrial output has held up reasonably well and remains above pre-pandemic levels, as are retail sales in May. In Russia, the economy has maintained solid momentum in first half of 2021 with both retail sales and manufacturing output remain above pre-pandemic levels in May. Activities have also been supported by the recent recovery in oil prices with Brent crude remain above $70 per barrel. However, while Russia avoided a surge in infection at the beginning of the year, the economic recovery may face headwinds due to rising COVID-19 cases, in addition to vaccine hesitancy negatively impacting consumer confidence. New COVID-19 cases and deaths have been rising in Moscow and other cities, while the widespread skepticism towards locally-developed vaccines means less than 20% of the population has received a first dose. In Turkey, despite strong growth in 2020 and momentum carried into the first quarter of 2021, in which GDP expanded by 1.7% quarter-on-quarter, economic activities in the second quarter were impacted by a third wave of COVID-19 cases and a subsequent three week lockdown in April/May. As a result, retail sales in May declined by more than 7% from the first quarter level, leaving sales approximately 2% below pre-pandemic levels. Meanwhile, due to lockdown exemptions, manufacturing activities continue to increase with May output at 12% above pre-pandemic levels. Since the lockdown ended mid-May, COVID-19 cases have been falling and mobility has improved sharply, while confidence measures have picked up and high frequency data point to mobility being above its pre-pandemic level throughout most of June.
Global manufacturing sectors have continued to recover more strongly than services, as restrictions in the latter half of 2020 and into 2021 primarily impacted the service sector, particularly dining, hospitality and recreation. Global industrial production in the first half of 2021 increased by 11% year-on-year, to a level approximately 3% above pre-pandemic, mainly due to an increase in China of 12% above pre-pandemic while world ex-China output has almost recovered to pre-pandemic levels. However, the recovery in industrial output lagged behind the recovery in demand, as a combination of reopening, fiscal stimulus and increased confidence in pandemic control has led to a significant increase in consumer spending and orders. At the same time, specific supply bottlenecks, particularly the lack of available semiconductors globally constraining automotive output, in addition to labor shortages, have prevented industrial outputs from rising faster. While demand growth will start to slow as consumers continue to shift spending from goods to services, significant order backlog and low inventory will require continued ramp up of production, once supply issues are gradually resolved in the second half of the year.
Global apparent steel consumption (“ASC”) declined by approximately 1% in 2020 – the first decline since 2015 – as steel demand was significantly impacted by the global COVID-19 pandemic. In China, ASC growth was strong at approximately 9% year-on-year due to strong fiscal stimulus, particularly in construction driven by infrastructure. By contrast, most other major economies saw ASC decline due to restrictions to contain the spread of infection, especially in developed markets, resulting in world-ex China ASC down by 11% year-on-year in 2020. In 2021, it is difficult to compare ASC in the first half of the year to the second half of 2020 in many countries due to seasonality. As an example steel demand is usually weaker during the first quarter, than the remainder of the year due to the week-long Chinese New Year celebrations. However, Chinese ASC in the first half of the year has remained strong and is up 9.3% year-on-year when compared to the pandemic induced weak demand seen during the first half of 2020. Seasonality aside, world ex-China average ASC during the first half of 2021 is estimated to be approximately 14% higher than the second half of 2020 and up 19% year-on-year, underpinned by rapid progress in vaccination in developed markets which allowed for reopening and economic activity to continue to recover. Indeed, in EU27, ASC growth was robust, estimated at around 19% year-on-year, with marginally stronger growth for long products than flat products. ASC in the US during the first half of 2021 increased by approximately 13% year-on-year, with long products increasing by 15%, with a slightly weaker 14% increase in flat products, as automotive production was held back by the semiconductors shortage, while continued weakness of oil exploration saw pipe and tube demand to continue to decline by 5% year-on-year. In Brazil, there was a strong recovery in the second half of 2020, with ASC rebounding to 15% above pre-pandemic 2019 average levels. Robust demand momentum continued into 2021, with ASC in the first half of 2021 17% higher than the second half of 2020 and up 49% year-on-year, with strong ASC in both flat

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products (53% year-on-year) and long products (43% year-on-year).
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 5, 2021. ASC data for U.S. from AISI to May 2021, estimates for June 2021. ASC data for Brazil from Brazilian Steel Institute to June 2021 ASC data for EU28 from Eurofer to April 2021, estimates for May and June 2021. All estimates are internal ArcelorMittal estimates.
Steel production
World steel production declined by 0.9% in 2020 to 1.83 billion tonnes – the first decline since 2015 – as a result of demand disruption caused by the global COVID-19 pandemic. In China, effective containment measures and an infrastructure-led fiscal stimulus saw ASC in China increase by 9% year-on-year according to World Steel figures, supporting steel production growth of 6% in 2020. By contrast, widespread lockdowns and waves of COVID-19 infections, particularly pronounced in developed regions such as Europe and U.S., whereas developing regions were relatively less impacted, resulted in world ex-China production declining by 9% year-on-year. However, as fiscal stimulus in China fades, Chinese steel production is beginning to stabilize in the first half of 2021 but is still up 8.7% year-on-year. By contrast, vaccination progress, especially in developed economies, has led to strong rebound in economic activity. World ex-China average production in the first half of 2021 is 10% higher than in the second half of 2020 and up 18% year-on-year, led by developed markets where production is 14% higher (15% year-on-year) while developing ex-China was just 5% higher (21% year-on-year). Overall, global steel production was running at only 1.76 billion tonnes annualized in the first half of 2020, rising to 1.89 billion tonnes during the second half of the 2020 but has increased further during the first half of 2021, to a record 2.02 billion tonnes.
While China was the first major economy to be hit with the global pandemic early in 2020, crude production was largely unaffected by the reduction in end-use demand with output rising year-on-year, even in the first quarter of 2020. The rebound in industrial activity supported strong growth in steel production of 6% year-on-year in 2020, though this did not keep pace with the approximately 9% increase in demand, causing net Chinese steel exports in crude steel equivalent to decline to only 17 million tonnes from 53 million tonnes in 2019. While demand growth has slowed in 2021, the shortage of steel in world ex-China led to net Chinese crude steel exports rising to around 50 million tonnes annualized during the first half of 2021. This in turn has underpinned a strong growth in Chinese steel production of 11.5% year-on-year during the first half of 2021.
In developed markets, a sharp recovery in demand while supply lagged has led to significant inventory drawdown, not only at steel producers but also at end-users. As a result of strong underlying steel demand, steel production in the first half of 2021 increased significantly both relative to the second half of
2020 and against the same period in 2020. In Europe, despite production being down slightly year-on-year in January and February against pre-pandemic production, EU27 and UK production together was up 18% year-on-year in the first half of 2021. In the US, production also increased by 16% year-on-year in the first half of 2021 and together with developed Asia (up 11% year-on-year) – particularly Japan (14% year-on-year), these regions together account for more than 50% of World ex-China production.
In developing ex-China, while most countries contained the spread of COVID-19 effectively throughout 2020, the virus variants – particularly the Delta variant first recorded in India – in addition to lack of vaccine availability has led to many regions imposing restrictions, holding back demand and causing the rebound in steel production to stall. With the exception of ASEAN where production in the first half of 2021 was 33% higher than the second half of 2020 - mostly driven by Vietnam (37% higher and 66% year-on-year), all major developing economies have production in the first half of 2021 only slightly above the second half of 2020 (Brazil: +6%, Russia: +4%, India: +2%, Turkey: +1%).
Global steel production data above is for 61 countries for which monthly crude steel production data is published by the World Steel Association, which account for 97% of world production. Production data is available until June 2021.
61 Countries Include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand.
Steel prices
Flat products
Steel prices for flat products in Europe gradually deteriorated during 2019, bottoming toward the end of the year. Fueled by a positive market outlook and absence of attractive imports, Hot Rolled Coils ("HRC") spot prices started to improve from the end of 2019 until February 2020. The COVID-19 outbreak becoming a pandemic in the spring of 2020, followed by industries starting their preparation for shutdown, weakening demand, a focus on inventory depletion and high premium over imports all led to a price softening again.
The lows of the year were reached in June 2020, HRC price reference being at €400/t in Northern Europe and at €392/t in Southern Europe. As lockdown measures eased, steel prices rebounded across all European markets towards the end of June 2020. Starting with the third quarter of 2020, steel activity, especially in Northern Europe, gradually picked up, demand from all sectors strengthened, inventories quickly declined, while imports in South Europe remained limited and not competitive. This, coupled with the strong increase in raw material cost,

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supported a rebound in flat steel product prices in Europe by the end of 2020, to a 12-year high. The average for the full year was recorded for HRC references at €471/t in Northern Europe and at €457/t in Southern Europe, with December registering the peak at €626/t and €619/t accordingly.
In January 2021, HRC references started the year at €700/t in Northern Europe and at €694/t in Southern Europe, a €300/t and €303/t respective increase since June 2020. In the first quarter of 2021, European HRC references stood at an average of €739/t in the Northern Europe and €727/t in the Southern Europe. Economic recovery on the European continent has been robust since the peak of the second wave of COVID-19, at end of 2020. Eurozone Manufacturing Purchasing Manager's Index ("PMI") has been soaring to record high levels for four consecutive months starting March 2021. Demand for steel rebounded more strongly than anticipated and at a more rapid pace than domestic steel supply. This resulted in extended lead times at mills, while lower deliveries to customers led to the depletion of end-users’ steel inventories to historically low levels. The domestic supply-demand tightness was further worsened by limited import offers into Europe, due to the EU safeguard measures. At the same time, global demand and pricing (excl. Europe) was also strong, creating similar pressure in most markets. Hence, import lead times and prices (worsened by increasing freight rates and strengthening raw material prices), weren’t competitive enough to alleviate the domestic situation in Europe. This drove domestic HRC pricing to record highs and continued to do so through July 2021.
In April 2021, HRC prices averaged €934/t in Northern Europe and of €926/t in Southern Europe, a 33% jump over January 2021 level, or over €200/t. Second quarter of 2021 closed at €1060/t in the Northern Europe and €1,046/t in the Southern Europe. Therefore, the first half of 2021 registered record high prices for both Northern and Southern European HRC references, respectively at €900/t and €887/t, which indicated upsurges of €406/t and €405/t versus the second half of 2020, and increases of €451/t and €456/t versus the first half of 2020. Overall, European HRC prices have doubled over the last 6-12 months.
In the United States, domestic HRC prices continued their upward trend which started in November 2019 through January 2020. However, from February through the first half of 2020, prices fluctuated downwards, first, due to weak scrap exports and the Scrap USA #1 Busheling index price decline and second, due to COVID-19 pandemic related market restrictions and uncertainties. Between January ($657/t) and July 2020 ($505/t), HRC prices decreased by $152/t, only to increase afterwards in a trend that continued until the end of 2020.
Improved buying activity during the fourth quarter of 2020, tight supply and production outage concerns pushed prices higher, while an expansion of the overall economy toward year end, with good expectations for the first half of 2021, provided continuous support for domestic HRC to reach $1,113/t in December 2020. Domestic HRC prices in the United States averaged $646/t throughout 2020.
Following the July 2020 low at $505/t, the U.S. domestic Midwest HRC price has been in a constant increase. In January 2021, the price increased to $1,191/t, which was $466/t higher than October 2020 level. By April, HRC price increased by another $341/t over the January level, to reach $1,530/t. Overall, prices in the first quarter of 2021 averaged $1,317/t, while second quarter prices increased by another $382/t to $1,699/t.
Therefore, in the first half of 2021, U.S. domestic HRC prices improved by 56%, averaging $1,508/t, more than double the value from the second half of 2020, $701/t. Similar to Europe, steel demand rebounded faster than supply, resulting in supply-demand pressure domestically. The flow of steel imports into the U.S. was also restricted due to Section 232 (25% tariff on most imports). Demand pressure created record long lead times at mills. Additionally, severe weather conditions in the U.S. resulted in logistical constraints. All of these factors put together determined spiraling domestic HRC prices throughout the first half of 2021.
In China, ahead of the Lunar New Year holidays, with HRC inventory on the rise, prices started to decline in February 2020. Due to the COVID-19 outbreak in early spring 2020, the Chinese market opened to a reality of movement restrictions and stopped business activity, and the HRC price reference reached its lowest point in April 2020, at $410/t, VAT excluded.
After the first wave of COVID-19, steel prices began to improve in China, following the ease in restrictions and gradual release in activities and local demand. Particularly in the fourth quarter of 2020, steel prices spiked as domestic demand continued to increase, while air pollution measures and production limitations in some regions fueled supply concerns. This, coupled with increases in raw material costs, pushed domestic HRC prices to a yearly high in December 2020 of $613/t, VAT excluded (+$203/t compared to the lows of April same year). HRC prices in China averaged at $489/t, VAT excluded, in 2020.
In first quarter of 2021, HRC prices in China averaged $650/t, VAT excluded, $87/t higher versus the last quarter of 2020. The average of the first 6 months reached $711/t, $177/t higher than the second half of 2020, and $266/t higher than the first half of 2020. Domestic prices continued an upward trend from April 2020 until May 2021, reaching a peak of $812/t, VAT excluded. However, in June prices have slightly weakened to $755/t, VAT excluded, a drop of $57/t month on month. This change comes as a result of the abolition of export rebates announced by the

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Chinese Government for May 2021 onwards. This measure was intended to discourage steel exports, and accordingly keep steel prices under check.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2020	€469	€450	$643	$456
Q2 2020	€428	€412	$543	$435
Q3 2020	€436	€427	$548	$504
Q4 2020	€551	€537	$853	$563

Q1 2021	€739	€727	$1,317	$650
Q2 2021	€1,060	€1,046	$1,699	$772
Long Products
Steel prices for long products in Europe rebounded in November 2019 and peaked in mid-January 2020 at €539/t for medium sections and €478/t for rebars. From February until July 2020, steel prices went spiraling downwards, mainly as a result of the COVID-19 pandemic's impact on the market and a weak downstream demand, in addition to the correction of the Turkey scrap HMS 1&2 index.
During the third quarter of 2020, as market sentiment and demand started improving, steel prices for Long products in Europe also began recovering, however rather slowly, fluctuating on an upward trend alongside scrap HMS 1&2 Turkey CFR index. From the July level, the medium sections and rebar price gained €97/t and €99/t by December 2020, reaching €603/t and €534/t, respectively. The average for 2020 was €530/t for medium sections and €463/t for rebars.
In 2021, European medium sections and rebar continued their upward trend through June 2021. The year started at a level of €723/t for sections and €625/t for rebars, in January 2021, which represented an increase of €200/t and €167/t, respectively since October 2020. By end of first quarter, prices have strengthened by merely €5/t and €8/t, respectively.
Second quarter has seen a stronger move of medium sections and rebar prices, of €254/t and €177/t, reaching their peaks by end of June at €984/t and €804/t. The clear upward price movement over the first half of 2021 has been defined by the recovering domestic economies in Europe with strengthening demand, along with the limited supply of domestic steel and long lead times. In the context of limited domestic supply, EU steel safeguard measures have only put additional strain on the domestic steel market. In the first half of 2021, medium sections price reference in Europe stood at €785/t and rebar reference stood at €670/t.
The price trajectory of the Turkish rebar for export started declining as of December 2019 and ended in May 2020 at its yearly low of $399/t Free on Board (“FOB”). Throughout the second quarter of 2020, as signs of scrap shortages encouraged U.S. traders to increase scrap offers into Turkey, rebar Turkey export price started strengthening. Given the increase in scrap costs, Turkey billet Cost and Freight ("CFR") price saw an uptick. The tight supply ex-Commonwealth of Independent States ("CIS") and improved demand in Asia provided support for Turkey rebar export price references, which continued to improve, reaching new peaks month after month. The increase was backed up by the improved export and domestic demand, while material was in shortage. Turkey rebar export price averaged $444/t for entire 2020 year, with December peaking at $594/t FOB.
The price for Turkish rebar for export has been on the rise since the lows of May 2020, at $399/t FOB. In the first quarter of 2021, the rebar reference price averaged $621/t, which was $114/t higher quarter on quarter, and $195/t year on year. January 2021 started strong at $630/t ending the quarter only $2/t below, at $628/t. At the end of March 2021, the construction season was only starting and demand for steel was growing more strongly than anticipated, COVID-19 vaccination programs were rolling, market sentiment was improving after the second wave of COVID-19 infections. Therefore, the second quarter continued the upward trend, with April 2021 recording an export price of $639/t for Turkish rebar, and ending in June at $726/t, representing a $87/t price increase over three months.
The average for the second quarter of 2021 stood at $703/t, driving an average for the first half of 2021 at $662/t (an increase of $190/t since second half of 2020, and an increase of $246/t since first half of 2020).

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2020	€533	€468	$426
Q2 2020	€520	€453	$406
Q3 2020	€513	€442	$438
Q4 2020	€554	€488	$507

Q1 2021	€722	€629	$621
Q2 2021	€847	€710	$703

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Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steel makers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2018, 2019 and 2020, the trend for using shorter-term pricing cycles has continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
The iron ore market (see table below) was highly volatile in 2020 and despite the impact of COVID-19 on demand in the first quarter, iron ore prices were supported by increased supply issues with a very strong recovery in crude steel production in China. Iron ore reference prices increased in the second quarter of 2020 to $93.52/t, an increase of 5% as compared to the fourth quarter of 2019. In the second half of 2020, the V-shaped recovery continued in China with increasing crude steel production. The strong demand in China together with a partial recovery ex-China and restocking in China supported iron ore prices that reached a multi-year high of $130.17/t in September 2020, ending the quarter with an average of $118.06/t (Metal Bulletin). There was a gradual recovery in ex-China demand in the fourth quarter of 2020. At the same time, there was a disappointing supply from major iron ore suppliers. As a result, prices in the fourth quarter of 2020 increased to $133.35/t.
In the first quarter of 2021, iron ore prices were further supported by sustained Chinese demand with a double digit year on year increase in steel production and supply issues in Australia and Brazil. Iron ore prices reached $167.40/t in the first quarter and continued to increase in the second quarter of 2021 supported by record steel production in China on high Chinese steel margins in spite of government efforts to curb steel production in 2021. Iron ore prices were also supported by higher steel prices worldwide due to steel supply shortages along with fast post-COVID-19 recovery. It reached record highs at $200.47/t in the second quarter as compared to $93.52/t in second quarter of 2020.
Coking coal
Coking coal prices (see table below) gradually increased in the first quarter of 2020 to an average of $154.80/t from $139.27/t in fourth quarter of 2019, with a reset of Chinese import quotas at the start of the year amid price arbitrage between domestic and imported coal and the cyclone season in Australia. However, the first quarter price rally reversed in the second quarter as ex-China market demand was severely hit by the COVID-19 outbreak with a sharp drop in crude steel production in the main coking coal import regions. Consequently, the coking coal reference price dropped sharply in the second quarter of 2020 to $117.08/t. In the third quarter, the Australian premium hard coking coal price decreased further and averaged $112.32/t. The global COVID-19 pandemic has again slowed the steel industry, driving the price decline. For a period, the Hard Coking Coal price was below the iron ore price for the first time in the history of the benchmarks. The price plunge in the fourth quarter reflects significant uncertainty arising from China with Australia’s coal exports being subject to informal import restrictions. The Hard Coking Coal price reached the average of $109.88/t in the fourth quarter, a little lower than the third quarter.
Over the first quarter of 2021, the Hard Coking Coal price rose by around 17% (average Q1 2021 index at $128.22/t) and in June 2021, by an additional 8% (average Q2 2021 index at $138.78/t), supported by healthy global demand from steel mills and by the limited spot supply of some the major mines in Queensland (Australia).
ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2020	89.94	154.80
Q2 2020	93.52	117.08
Q3 2020	118.06	112.32
Q4 2020	133.35	109.88

Q1 2021	167.40	128.22
Q2 2021	200.47	138.78

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Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference. During 2021, “BDSV” for reference grade E3 started in January at €363/t and softened in February to €330/t. From March at €361/t and April at €357/t, there was a quite sharp increase during second quarter, reaching €440/t in June 2021.
In first half of 2021, the average index was €373/t as compared to €239/t in 2020, an increase of €134/t or 56%.
Turkey’s scrap imports increased by 33% in the first five months of 2021 compared to the same period of 2020, it remains by far the main scrap buying country in the international market. Turkey's total crude steel production in the first five months of 2021 was 16.3 Mt, up by 21% compared to the same period of 2020.
Scrap Index HMS 1&2 CFR Turkey, North Europe reference, started January 2021 at $450/t then declined in February to $405/t. In March/ April it was $440/$422 and then sharply increased, reaching $500/t in June. This evolution was due to steel demand recovery after the pandemic and higher ratio of scrap usage due to CO2 emissions.
In first half of 2021, the average price of the European domestic scrap price of grade E3 was $3/t higher than the export price of HMS 1&2 CFR Turkey, North Europe reference. In 2020, the average price of the European domestic scrap price was 6$/t lower than the export price of HMS 1&2 CFR.
In the domestic U.S. market, HMS 1 delivered Midwest index was $190/t higher in first half of 2021 as compared to 2020. The Midwest Index for HMS 1 increased from an average of $237/t for 2020 ($226/t for the first half of 2020) to $427/t in first half of 2021.
On the export market, HMS export FOB New York average prices for the first half of 2021 were at $428/t, an increase of $163/t compared to 2020 ($246/t for the first half of 2020).
Ferro alloys and base metals
The underlying price driver for manganese alloys is the price of manganese ore, which has been relatively stable in the first half of 2021, with a price level of $4.76 per dry metric ton unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2021 while it was $4.59/dmtu in January 2021.The price of manganese ore peaked at $4.94/dmtu following transportation disruption in South Africa due to cyclone Eloise in February 2021.
The average price of high carbon ferro manganese in the first half of 2021 was $1,507/t, higher compared to the first half of 2020 ($1,091/t). The average price of silicon manganese in the first half of 2021 was $1,474/t as compared to $1,140/t in the first half of 2020. The average price of medium carbon ferro manganese in the first half of 2021 was $2,189/t, as compared to $1,590/t during the first half of 2020. The increase in manganese alloys prices is due to various factors – included but not limited to a tight logistics situation, strong demand recovery and a loss in production due to various COVID-19 related impacts (force majeures and lockdowns – mainly in India, Malaysia and South Africa).
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2021 was $2,832/t, representing an increase of 38.5% as compared to the average price in the first half of 2020 of $2,044/t, mainly driven by high demand due to the recovery following the height of the COVID-19 crisis. The average price was $2,708/t while the June average price was $2,950/t, with a high of $3,064/t on May 18, 2021 and a low of $2,539/t on February 2, 2021. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 254,025 tonnes as of June 30, 2021, representing a 25% increase compared to December 31, 2020 when registered stocks stood at 202,225 tons.
The average price of tin in the first half of 2021 was $28,311/t, representing an increase of 76.8% compared to the 2020 average of $16,017/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2021 was $2,245/t, representing an increase of 41% as compared to the average price in the first half of 2020 of $1592/t mainly driven by high demand due to the recovery post COVID-19 crisis. The January average price was $2,004/t while the June average price was $2,439/t, with a high of $2,565/t on May 10th, 2021 and a low of $1,951/t on January 19th, 2021. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 1,578,075 tonnes as of June 30, 2021, representing a 17% increase compared to December 31, 2020 when registered stocks stood at 1,345,800 tons.
The average price of nickel in the first half of 2021 was $17,466/t, representing a 40% increase compared to the first half of 2020 average of $12,475/t.
Energy
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to

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any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
Oil
At the beginning of 2020, oil prices (see table below for quarterly average prices) were above $70/bbl, but immediately started to decline mainly due to OPEC (the Organization of Petroleum Exporting Countries) and Russia failing to find an agreement to extend output cuts beyond March 2020. This price move exacerbated due to the sudden drop of demand on account of worldwide pandemic driven lockdowns, driving prices down 75% by April 2020. After reaching its lowest point in April 2020 since 2002, oil prices, backed by various economic stimulus packages, recovered by more than $20/bbl and were just above $40/bbl at the end of the first half of 2020. After a period of range-bound trading ($40 - $45/bbl for most of the time) from June to November, prices increased by 36% in the last two months of 2020. This price increase was fueled by the optimism surrounding a COVID-19 vaccine and OPEC deciding to further cut production into 2021.
During the first half of 2021, oil prices continued their upward trend and gained 46% in six months (from $51/bbl at the beginning of January to $75/bbl by end of June). Q2 2021 was more than twice as expensive as Q2 2020. The price increase was mainly driven by extended demand optimism due to easing lockdowns, vaccine rollouts and worldwide strong industrial output. At the same time, OPEC and Russia were keeping a lid on supply by only gradually adding more barrels to the market.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance spot average price € per ton of CO2 equivalent
Q1 2020	50.82	45.78	49.96	22.81
Q2 2020	33.39	28.00	44.61	21.28
Q3 2020	43.34	40.92	51.54	27.41
Q4 2020	45.26	42.70	58.69	27.61

Q1 2021	61.32	58.14	66.76	37.65
Q2 2021	69.08	66.17	85.96	50.17
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. ArcelorMittal targets a reduction in emissions of 30% by 2030 and has plans to become carbon neutral by 2050 as detailed in its climate action report available on its website (which highlights that ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route).
Launched in 2005, the European Union Emission Trading System (“EU-ETS”) is currently in its fourth phase, stretching from January 2021 to December 2030. The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year.
Prices in the first two months of 2020 remained in the same range as the fourth quarter of 2019. In March 2020, when it became clear that Europe would go into a pandemic driven lockdown, the CO2 price went down by €10 per ton of CO2 equivalent (“€/tCO2e”) (40%) within less than ten trading days. After bottoming below €15/tCO2e in the last week of March 2020, the market went on a steady path of recovery demonstrating a strong correlation with the global financial market. The CO2 prices at the end of the first half of the 2020 increased again to pre-COVID-19 levels around €25/tCO2e. For the second part of the year the market remained hectic with price levels between €23/tCO2e and €30.5/tCO2e.
To boost the CO2 price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, the European Commission keeps reforming the scheme. In this regard, the first of January 2021 marked the start of a new phase in the scheme. With this came changes to the reduction of the emissions cap, the calculation of free allowances while at the same time the UK left the scheme. This was reflected in the price levels. The price for CO2 increased almost by 80% over the course of six months (from a low of €31/tCO2e at the beginning of January to a high of €57/tCO2e by the end of June). In addition to a tighter market balance, CO2 was positively influenced by the strong upwards moves in other commodities, namely crude oil and natural gas. Furthermore, 2021 is the year when the European Commission proposes its legislation changes to make the scheme 'fit for 55', which proposes a 55% carbon reduction by 2030. The 'fit for 55' package was released on July 14, 2021, proposing fewer emissions permits and a gradual phase out of free allowances for industries in line with the introduction of carbon border tax. The price for CO2 continued to trade between €50-€52/tCO2e as most of the elements were already priced in following the leaked draft.
Natural gas - Europe
Year after year, the natural gas market is moving toward becoming a global commodity due to the continuous development of the liquefied natural gas (“LNG”) market. Consequently, natural gas is increasingly exposed to the same commodity super-cycles that also affect thermal coal and crude

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oil, for example. Unlike thermal coal and crude oil, the European natural gas market is showing stronger seasonal patterns.
The TTF spot price (the price for natural gas to be delivered the next day, which is traded on a virtual trading platform located in the Netherlands) steadily declined from January 2020 to May 2020. The average price in January 2020 was €11.1/MWh which declined further to an average of €4.6/MWh in May 2020. This price drop was fueled by oversupply in the global LNG market, continuous strong pipeline supply into Europe and weak demand due to the absence of a harsh winter and the COVID-19 pandemic slowing down industrial activity. At the end of May, the TTF spot price dropped below €4.0/MWh marking a new all-time low. It took until the end of July before prices started to recover. Between the end of July and the end of December, the TTF spot price increased by almost €15.0/MWh to reach a year-high of €19.05/MWh by late December. While in August and September, U.S. LNG shut-ins limited the arrival of the super-chilled fuel, strong Asian winter demand in the fourth quarter led to poor arrivals of the period. In combination with the prospect of a quick rollout of a vaccine against COVID-19, this provided the needed support for the year-end rally.
The natural gas price rally continued into 2021, and accelerated in the second quarter. In the first quarter of 2021, natural gas was close to 100% more expensive than the same time a year prior, whereas prices in the second quarter of 2021 were almost five times higher than in the second quarter of 2020. The LNG market experienced strong support due to cold weather in Europe and Asia in the first quarter of 2021. In April, Europe experienced some colder than normal weather, delaying the storage injection season by one month. This meant that a comfortable gas storage situation at the beginning of the year turned into a critical one by end of April. To fill up storage, Europe entered a price war with Asia to attract LNG cargoes.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Prices in the first half of 2020 ranged between $1.5/MMBtu - $2.0/MMBtu, a low since the first quarter of 2016. In addition to the negative impact on demand of natural gas, the COVID-19 pandemic also impacted its production, which stopped its multi-year growth trend and dropped sharply during the first half of the year. On the LNG side, U.S. exports were setting new records through the first quarter of 2020 and in first half of 2020, several plants ramped-up with only slight disruptions from the pandemic. However, low natural gas prices across the globe lead to some forced shut-ins of U.S. LNG export facilities breaking the growth trend. At the end of the third quarter and into the fourth quarter of 2020, exports ramped-up again to the early winter demand in Asia. While the Henry Hub average remained below $2.0/MMBtu during the first half, prices recovered steadily in the second half. At the end of October, Henry Hub reached its highest level of the year and breached the $3.2/MMBtu mark as compared to levels last observed in January 2019.
For most of the first and second quarters of 2021, natural gas traded in a similar price range as in the fourth quarter of 2019 (between $2.4/MMBtu and $3.3/MMBtu). During one week in mid-February, short term prices broke the range to the upside amid the big freeze in Texas, creating supply side issues while heating demand spiked. Throughout June 2021, Henry Hub experienced a 21.5% price increase (from $3.0/MMBtu up to $3.6/MMBtu) as the US was battling with a heatwave resulting in extraordinary gas for power demand.
Natural gas - Asia
In the first half of 2020, the Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract prices traded at an all-time low. The decline in prices in the first half of 2020 was mainly due to greater supply than demand, mainly from the U.S. where multiple liquefaction trains ramped up, and muted demand amid full gas storage and the impact of the pandemic on oversupply. While some countries like South Korea or India benefited from the low price environment, others had a year-on-year decrease of LNG imports. Throughout the second quarter of 2020 and into August, JKM traded below $3.0/MMBtu. It continued until September when the market showed some signs of recovery ahead of the winter demand. In the second half of 2020, JKM traded at historical lows during the summer and jump to lofty highs ($12.0/MMBtu) by end of December. This sharp increase was fueled by strong Asia spot demand due to colder than average temperatures, supply disruptions in Australia and Middle East, as well as congestions at the Panama canal limiting U.S. supply to fill the void.
JKM bottomed in early March 2021 ($6.0/MMBtu), after the strong price rally in December 2020. Over the following four months JKM rose by $7.0/MMBtu (+116%) as the demand for LNG in Asia, led by China, picked up again. At the same time several supply side issues in Russia, Qatar and Australia kept the market on its toes.

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Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2020	9.75	1.87	3.69
Q2 2020	5.38	1.75	2.23
Q3 2020	7.83	2.12	3.48
Q4 2020	14.70	2.76	7.43

Q1 2021	18.55	2.72	8.85
Q2 2021	25.18	2.98	9.71
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.).
The 2019 trend continued into 2020, lower fuel prices meant lower generation costs while at the same time the renewable output across Europe grew year-on-year. On the demand side, the COVID-19 pandemic led to a sudden and severe demand drop. Consequently, in the first half of 2020, power prices across Europe declined by also half compared to the first half of 2019. May and June marked the low point for electricity prices across Europe. Along with natural gas and CO2 prices, the power prices recovered during the second half of the year. A late heatwave in September in combination with poor renewable output provided the first strong price uptick. In December, the opposite occurred, with colder than normal temperatures in combination with poor renewables leading to a second strong price uptick.
Due to increasing fuel costs, electricity prices experienced a similar upwards trend during the first half of 2021 as the rest of the energy complex, exacerbated by periods of low to average renewable power generation. North West Europe saw electricity prices averaging around €50/MWh in the first quarter of 2021 and €60/MWh for the second quarter of 2021. This compared to €30/MWh and €20/MWh in the first and second quarters of 2020 respectively.

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2020	26.44	29.29	29.98
Q2 2020	20.36	18.13	18.62
Q3 2020	36.22	39.13	36.61
Q4 2020	38.85	42.22	42.28

Q1 2021	49.62	53.07	50.98
Q2 2021	60.68	64.24	62.69
Ocean freight
Since the start of 2021 there has been a substantial increase in freight rates across all segments of the market, with the Panamax sector in particular showing strength ending the second quarter on a high of $35,738 per day.
The Baltic Dry Index (“BDI”) average for first half of 2021 was 2,266 points compared to 1,066 points in 2020. Capesize rates increased by 96% from the start of 2021, averaging at $24,123/day in first half of 2021, a year-on-year increase of 233%. Average rates in 2020 were $13,073/day. The Panamax index increased by 227% since the start of 2021, averaging $20,937 in the first half of 2021, a year-on-year increase of 255%. Average rates in 2020 were $8,587/day.
In first half of 2021, a total of 43 Capesize vessels were delivered, totaling 9.02 million deadweight ("Mn Dwt."). In the same period, 12 Capesize vessels were dismantled, totaling 2.96 Mn Dwt. In 2020, 122 Capesize vessels were delivered totaling 27.65 Mn Dwt. and 49 vessels were dismantled, totaling 11.4 Mn Dwt.
In first half of 2021, a total of 42 Panamax deliveries were made, totaling 3.57 Mn Dwt., while 6 vessels were dismantled (426k Dwt.). In 2020, 158 Panamaxes were delivered, totaling 13 Mn Dwt. and 14 vessels were dismantled totaling 1 Mn Dwt.
Fleet growth across all segments was a moderate 3.7% year-on-year for the first half of 2021. Scrapping volumes have been largely subdued so far this year on the back of high freight rates incentivizing owners to keep their vessels trading.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can

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have a material impact on its results of operations. In order to minimize its currency exposure, as part of its risk management, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate. In the first half of 2021, all economies and their currencies described below continued to be impacted by the COVID-19 pandemic.
In the first half of 2021, the euro depreciated against the U.S. dollar from 1.2271 at the end of December 2020, to 1.1884 in June 2021. In the second quarter of 2021, the euro fluctuated between 1.1725 and 1.1884 against the U.S. dollar, notably as the Federal Reserve started signaling more concerns about its potential future actions about current growth-inflation trajectory.
The Polish zloty depreciated against the U.S. dollar throughout the first half of 2021 starting from 3.72 on December 31, 2020 to 3.97 on March 31, 2021 before appreciating to 3.80 at the end of June 2021.
The Ukrainian hryvnia appreciated against the U.S. dollar in the first half of 2021 starting from 28.27 on December 31, 2020, to 27.18 on June 30, 2021. The pro-presidential coalition has begun to backtrack on International Monetary Fund (IMF) reforms and some amendments were made that were not in accordance with IMF demands.
The Kazakh tenge depreciated against the U.S. dollar in the first half of 2021 starting from 420.71 on December 31, 2020, to 424.34 on March 31, 2021, before reaching 427.79 at the end of June. The government implemented a large fiscal spending plan to limit the impact of the pandemic on economic activities.
The Indian rupee depreciated against the U.S. dollar in the first half of 2021 starting from 73.07 on December 31, 2020, to 75.45 on April 21, 2021, before reaching 74.32 at the end of June. Second wave of COVID-19 has delayed the economic recovery in India and brought an uneven return to normality between country’s different regions.
The South African rand appreciated against the U.S. dollar in the first half of 2021 starting from 14.62 on December 31, 2020, to 14.32 at the end of June 2021.
The Canadian dollar appreciated against the U.S. dollar during first half of 2021, from 1.27 on December 31, 2020 to 1.24 end of June, resulting from commodities price increase and Bank of Canada early positioning on Quantitative Easing measures partial withdrawal.
The Mexican peso appreciated against the U.S. dollar from 19.90 on December 31, 2020 to 19.84 by the end of the second quarter of 2021.
The Brazilian real depreciated against the U.S. dollar from 5.20 on December 31, 2020 to a lowest point at of 5.84 in March before appreciating to 5.00 end of June 2021.
The Argentina peso has steadily depreciated against the U.S. dollar during the first half of 2021, from 84.15 on December 31, 2020 to 95.75 end of June 2021, as depreciation remained controlled at the pace of current hyperinflation rhythm and in absence of any further stress on local scene.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the European Union (“EU”) since 2012. Apparent Steel Consumption ("ASC") increased approximately 13% between 2012 and 2019, while finished steel imports increased by approximately 70%, taking market share from domestic producers. Over this period total finished imports have risen from almost 14 million tonnes in 2012 to over 23 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012.
In 2020, widespread lockdowns across Europe in March/April as well as further restrictions toward year-end in order to curb the spread of COVID-19 infections led to total steel demand falling by around 11% year-on-year in 2020, with imports falling similarly by 11%, to approximately 24 million tonnes, leading to a broadly stable import penetration. In the first half of 2021, progress in vaccination led to further economic recovery and ASC increased by approximately 20% year-on-year, recovering to a similar level as in the first half of 2019. With imports increasing at a slightly higher pace - by around 24% year-on-year – import penetration rose slightly to approximately 18% in the first half of 2021.
Traditionally, imports into EU27 (Europe excluding UK or EU) have come from the Commonwealth of Independent States (“CIS”), China, Turkey, developed Asia and the UK, with these regions accounting for approximately 75% of imports over the past six years. CIS has the largest share of EU imports, with import share recovering in 2020 to 26% from 22% in 2019. With imports estimated to have increased by over 25% year-on-year, the share of imports from CIS increased to 29% during the first half of 2021. Import shares from India also increased slightly to 11% in first half of 2021 (2020: 8%). On the other hand, the share of Chinese origin imports continued to decline from its peak of 28% in 2015 to only 4% in first half of 2021, and from developed Asia the imports share also fell to 12%, mainly because of year-on-year decline in South Korean imports. Import volumes from the UK also declined, pushing import share down to 7% from 10% in 2020. With Turkish import share falling only slightly to 18% in the first half of 2021, from 19% in 2020, the major importing regions now account for only 70% of

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imports, down from 76% in 2020. Offsetting this, was an increase in import shares from Africa and ASEAN, both doubling their imports share to around 4% from 2% last year.
Source: Eurostat imports to May 2021, internal company estimate for June 2021. ASC data from Eurofer to April 2021, internal company estimates for May and June 2021. All historical data now refers to EU27 after UK left the European Union
United States
Finished steel imports peaked in 2014 at almost 30 million tonnes with an import share of 28%, before declining to approximately 18 million tonnes in 2019 (or an import penetration of 19%), especially as section 232 was implemented in 2018, adding a 25% tariff on most imports outside USMCA (United States-Mexico-Canada Agreement). In 2020, the decline in real steel demand due to the pandemic pushed finished steels imports to fall by 23% year-on-year to approximately 14 million tonnes, with import penetration declining to 18%. In 2020, while imports to the U.S. declined from almost all major markets, imports from USMCA remained relatively stable at around 6 million tonnes – similar to 2019 levels. As the result, the share of U.S. finished steel imports coming from USMCA increased further from 35% in 2019 to 45% in 2020, with a large increase in imports share from Canada to 33% (2019: 26%) and to a lesser extent, Mexico (12% from 9% in 2019). The increase in import penetration from USMCA comes at the expense of imports from EU27, whose import share declined from 18% to 14%, as well as CIS (3% to 1%) and ASEAN (5% to 3%). Other countries such as Brazil, Ukraine, Australia and South Korea, though not subject to 25% tariffs, are subject to quotas. Only Turkey saw a rising import share to 4% (from 1% in 2019), while import shares from other regions remained broadly stable, including developed Asia (approximately 20%), India (1%) and China (2%).
Steel imports have risen during the first half of 2021 by13% year-on-year, but as demand has also risen similarly strongly (ASC +13% year-on-year), import penetration was broadly stable at approximately 18%. Overall, the share of U.S. finished steel imports in the first half of 2021 remained similar to that of 2020, except for a slight increase of import share from developed Asia, which increased to 23% from 21% in 2020. Share of imports from other regions remained broadly stable, with import share from USMCA – US major exporters - stable at 44% while import share from the EU27 has fallen slightly to 12%. CIS (2%), ASEAN (3%) and Turkey (4%) broadly maintained their share of imports, as imports from China declined slightly to 1%.
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2021, internal Company estimate for June 2021.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2020, 2019 and 2018, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. In September 2019, Baowu and Magang (Group) Holding Co. Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry. In February 2021, China's steel industry consolidation continued with the acquisition of a 90% controlling stake in Kunming Iron and Steel by Baowu. On December 29, 2020, Jindal Stainless Limited announced an all-equity merger with Jindal Stainless (Hisar) Limited. The combined entity will have a capacity of 1.9 million tonnes and is expected to enter the top 10 stainless steel companies in the world and be the largest stainless steel company in India. The closing is expected in the second half of 2022 and is subject to regulatory approvals.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were completed in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia to form a public-private partnership which became effective mid April 2021. See "Recent Developments."
In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years. On December 3, 2019, AK Steel and Cleveland-Cliffs

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announced an all stock merger which was completed in March 2020. In December 2020, ArcelorMittal sold ArcelorMittal USA's operations to Cleveland-Cliffs.
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India.
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale
Operating results for the six months ended June 30, 2021 as compared to six months ended June 30, 2020
The following discussion and analysis should be read in conjunction with ArcelorMittal's condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
As previously announced, following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations has been moved to the steel segments (which are primary consumers of the captive mines' output). The Mining segment will retain primary responsibility for the operations of ArcelorMittal Mining Canada and ArcelorMittal Infrastructure ("AMMC" and ArcelorMittal Liberia, and will continue to provide technical support to all mining operations within the Group. As a result, ArcelorMittal has amended its presentation of reportable segments to reflect this organizational change, as required by IFRS, and has retrospectively adjusted the results of prior periods. Only the operations of AMMC and Liberia are reported within the Mining segment. The results of each other mine are accounted for within the steel segments that it primarily supplies.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.
Health and safety
Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.
Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines and specific government guidelines have been followed and implemented. The Company continues to ensure extensive monitoring, introduced very strict sanitation practices, continues to enforce social distancing measures at all operations, and implemented remote working wherever possible and provided essential personal protective equipment to its people. Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, improved to 0.83 for the six months ended June 30, 2021 as compared to 0.63 for the six months ended June 30, 2020. The Company’s efforts to improve the health and safety record aim to strengthen the safety of its workforce with an absolute focus on eradicating fatalities.
The below table excludes ArcelorMittal Italia which was accounted for under the equity method as of April 14, 2021.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2021	2020

NAFTA	0.43	0.60
Brazil	0.22	0.31
Europe	1.16	0.94
ACIS	1.02	0.70
Mining	0.68	0.19
Total	0.83	0.63

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Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2021 as compared with the six months ended June 30, 2020:

(in $ millions)	Sales for the six months ended June 30,[1]		Operating income/(loss) for the six months ended June 30,[1]
Segment	2021	2020	2021		2020
NAFTA	5,778	7,129	936		(452)
Brazil	5,798	2,807	1,742		272
Europe	20,027	13,454	1,861		(654)
ACIS	4,896	2,732	1,458		(92)
Mining	2,068	1,131	1,287		415
Other and eliminations	(3,031)	(1,433)	(211)	'2	(95)	'2
Total	35,536	25,820	7,073		(606)
1.Segment amounts are prior to inter-segment eliminations.
2.Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. See table below.

Adjustments to segment operating income and other		Six months ended June 30,
(in $ millions)	Note	2021	2020
Corporate and shared services	1	(103)	(89)
Financial activities		(13)	(12)
Shipping and logistics		6	3
Intragroup stock margin eliminations		(81)	29
Depreciation and impairment		(20)	(26)
Total adjustments to segment operating income and other		(211)	(95)

1.Includes primarily staff and other holding costs and results from shared service activities.
Shipments and average, steel selling prices and iron ore production
ArcelorMittal’s steel shipments decreased 5.2% to 32.6 million tonnes for the six months ended June 30, 2021, from 34.3 million tonnes for the six months ended June 30, 2020. On a scope-adjusted basis, removing shipments from ArcelorMittal USA and ArcelorMittal Italia for the six months ended June 30, 2020 (following the sale of ArcelorMittal USA to Cleveland-Cliffs on December 9, 2020 and the deconsolidation of ArcelorMittal Italia which is now accounted for under the equity method as from April 14, 2021), steel shipments increased by 13.4% as economic activity continued to recover. Shipments were higher in Brazil (32.3%), Europe (11.6%, scope adjusted basis), ACIS (7.7%) and NAFTA (18.4%, scope adjusted basis).
Average steel selling prices increased 41.5% for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, in line with international prices.
ArcelorMittal's iron ore production decreased by 12.4% to 24.5 million tonnes for the six months ended June 30, 2021 as compared to 27.9 million tonnes for the six months ended June 30, 2020 mainly following the sale of ArcelorMittal USA iron ore mines (Hibbing Taconite and ArcelorMittal Minorca) on December 9, 2020 and the impact of a four week labor strike action (and subsequent ramp up to full operations) as well as planned maintenance at AMMC, and production impacts in Liberia following a rail accident in the first half of 2021.
Sales
ArcelorMittal’s sales increased 37.6% to $35.5 billion for the six months ended June 30, 2021, from $25.8 billion for the six months ended June 30, 2020, primarily due to higher average steel selling prices (41.5%) partly offset by 5.2% lower steel shipments following the impact of the disposal of ArcelorMittal USA and the deconsolidation of ArcelorMittal Italia.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity and labor cost. Cost of sales for the six months ended June 30, 2021 was $27.4 billion, increasing as compared to $25.5 billion for the six months ended June 30, 2020, mainly driven by higher raw material costs offset in part by lower shipments and lower inventory related charges.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2021 was $7,073 million, compared to operating loss of $606 million for the six months ended June 30, 2020. Operating income in first half of 2021 was primarily driven by positive price-cost effects in the steel operations and improved mining performance mainly driven by higher iron ore reference prices (+100.6%).
Operating loss in the first half of 2020 was primarily driven by the impacts of lower volumes, negative price-cost effect in the steel segments and inventory related charges of $678 million, reflecting the effects of the COVID-19 pandemic on demand, offset in part by lower fixed costs which were reduced in line with lower shipments. The inventory related charges mainly in NAFTA ($462 million) and Europe ($191 million) were due to a weaker steel pricing outlook driven by the pandemic impacts. Operating loss for the six months ended June 30, 2020 was also negatively impacted by weaker mining performance (driven by lower market priced iron ore shipments, lower iron ore quality

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premia and lower coal prices) and impairment charges of $92 million related to the permanent closure of the coke plant at the Florange site in France.

NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2021	2020
Sales	5,778	7,129
Operating income (loss)	936	(452)
Depreciation	(142)	(292)
Crude steel production (thousand tonnes)	4,447	9,201
Steel shipments (thousand tonnes)	5,101	9,333
Average steel selling price ($/tonne)	957	697
Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment decreased 51.7% to 4.4 million tonnes for the six months ended June 30, 2021 as compared to 9.2 million tonnes for the six months ended June 30, 2020 primarily due to the sale of ArcelorMittal USA on December 9, 2020. Crude steel production increased 16.5% (excluding the impact of ArcelorMittal USA). Crude steel production increased by 4.5% in the second quarter of 2021 as compared to the first quarter of 2021 following an improvement in demand and the recovery of Mexican operations post disruptions due to severe weather in the prior quarter.
Steel shipments in the NAFTA segment decreased 45.4% to 5.1 million tonnes for the six months ended June 30, 2021, from 9.3 million tonnes for the six months ended June 30, 2020 primarily due to the sale of ArcelorMittal USA on December 9, 2020. Steel shipments in first half of 2021 increased by 18.4% (excluding the impact of ArcelorMittal USA) as compared to the first half of 2020 which was impacted by COVID-19, reflecting the improvement in demand in the first half of 2021.
Steel shipments in the first half of 2020 were impacted by the weak demand particularly in the automotive and energy sectors (flat steel shipments declined 31.4% whilst long products have declined 42.7% in the second quarter of 2020 compared to the first quarter of 2020). Steel shipments began to recover toward the end of the second quarter of 2020 as lockdown measures eased and automotive production and manufacturing activity restarted.
Average steel selling prices in the NAFTA segment increased 37.4% to $957/t for the six months ended June 30, 2021 from $697/t for the six months ended June 30, 2020, in line with the sharp increase in market prices.
Sales
Sales in the NAFTA segment decreased 18.9% to $5.8 billion for the six months ended June 30, 2021 compared to $7.1 billion for the six months ended June 30, 2020, mainly due to the sale of ArcelorMittal USA leading to a 45.4% decrease in steel shipments as mentioned above, offset in part by higher average steel selling prices. Sales in the second quarter of 2021 increased by 27.8% to $3.2 billion as compared to $2.5 billion in the first quarter of 2021 primarily due to a 24.9% increase in average steel selling prices and increase in steel shipments.
Operating income (loss)
Operating income for the NAFTA segment for the six months ended June 30, 2021 was $936 million, as compared to operating loss $452 million for the six months ended June 30, 2020, mainly driven by significant positive price-cost effect and higher steel shipments excluding the effect of ArcelorMittal USA. Operating loss for the six months ended June 30, 2020 was impacted by weaker operating conditions (lower volumes, weaker sales mix and negative price-cost effect) reflecting also the impact of the COVID-19 pandemic, as well as inventory related charges ($462 million) following a weaker steel pricing outlook driven by the pandemic in both the first and second quarters of 2020, offset in part by a reduction in operating costs, in particular fixed costs.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2021	2020
Sales	5,798	2,807
Operating income	1,742	272
Depreciation	(109)	(122)
Crude steel production (thousand tonnes)	6,184	4,371
Steel shipments (thousand tonnes)	5,832	4,410
Average steel selling price ($/tonne)	939	599
Crude steel production, steel shipments and average steel selling price
Crude steel production Increased 41.5% to 6.2 million tonnes for the six months ended June 30, 2021 as compared to 4.4 million tonnes for the six months ended June 30, 2020, due to higher production in both flat (following the restart of BF#3 at ArcelorMittal Tubarao in the fourth quarter of 2020) and long products given the continued recovery in demand and compared to the first half of 2020 when production was adapted to match the reduced demand levels driven by the COVID-19 pandemic.
Total steel shipments in the Brazil segment increased 32.3% to 5.8 million tonnes for the six months ended June 30, 2021 as compared to 4.4 million tonnes for the six months ended June 30, 2020, primarily due to the recovery in demand for both flat

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(domestic and exports) and long products, as economic activity continued to recover throughout the first half of 2021, while the first half of 2020 was impacted by the COVID-19 pandemic.
Average steel selling prices in the Brazil segment increased 56.9% to $939/t for the six months ended June 30, 2021 from $599/t for the six months ended June 30, 2020, in line with the sharp increase in market prices.
Sales
Sales in the Brazil segment increased 106.6% to $5.8 billion for the six months ended June 30, 2021 as compared to $2.8 billion for the six months ended June 30, 2020, primarily due to 56.9% higher average steel selling prices and 32.3% higher steel shipments.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2021 was $1,742 million as compared to $272 million for the six months ended June 30, 2020. Operating income increased 539.9% primarily driven by positive price-cost effect and higher steel shipments.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2021	2020
Sales	20,027	13,454
Operating income (loss)	1,861	(654)
Depreciation	(615)	(704)
Impairment	—	(92)
Crude steel production (thousand tonnes)	19,083	16,986
Steel shipments (thousand tonnes)	17,306	16,117
Average steel selling price ($/tonne)	878	636
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 12.3% to 19.1 million tonnes for the six months ended June 30, 2021, from 17.0 million tonnes for the six months ended June 30, 2020 (impacted by the COVID-19 pandemic), as demand and activity levels improved, including automotive, industrial production and manufacturing activity. Operations relating to ArcelorMittal Italia are included until April 14, 2021 and then accounted for under the equity method following the formation of a public-private partnership between Invitalia and ArcelorMittal. As a result, excluding the impact of Acciaierie d'Italia, crude steel production increased by 6.5% in the second quarter of 2021 as compared to first quarter of 2021, primarily due to the restart of BF#B in Ghent, Belgium in March following a major reline.
Steel shipments in the Europe segment increased 7.4% to 17.3 million tonnes for the six months ended June 30, 2021, from
16.1 million tonnes for the six months ended June 30, 2020 (impacted by the COVID-19 pandemic), due to higher flat and long steel shipments, as demand and activity levels improved.
Average steel selling prices in the Europe segment increased 38.0% to $878/t for the six months ended June 30, 2021 from $636/t for the six months ended June 30, 2020 in line with higher market prices.
Sales
Sales in the Europe segment increased 48.9% to $20.0 billion for the six months ended June 30, 2021 as compared to $13.5 billion for the six months ended June 30, 2020, primarily due to a 38.0% increase in average steel selling prices and a 7.4% increase in shipments.
Operating income (loss)
Operating income for the Europe segment for the six months ended June 30, 2021 was $1,861 million, as compared to operating loss of $654 million for the six months ended June 30, 2020, primarily due to higher steel shipments and a positive price-cost effect.
The operating loss for the Europe segment for the six months ended June 30, 2020, was negatively affected by lower steel shipments, a negative sales mix (in particular automotive sales) offset in part by lower operating costs (in particular fixed costs), impairments of $92 million related to the coke plant in Florange, France, which was closed at the end of April 2020, and inventory related charges of $191 million in the first quarter of 2020 due to a weaker steel pricing outlook driven by the pandemic impacts.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2021	2020
Sales	4,896	2,732
Operating income (loss)	1,458	(92)
Depreciation	(220)	(239)
Crude steel production (thousand tonnes)	5,658	4,954
Steel shipments (thousand tonnes)	5,396	5,009
Average steel selling price ($/tonne)	729	441
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment increased 14.2% to 5.7 million tonnes for the six months ended June 30, 2021, from 5.0 million tonnes for the six months ended June 30, 2020, due primarily to improved production performance in Kazakhstan and South Africa. Crude steel production for the six months ended June 30, 2020 was negatively impacted by weak

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demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa.
Total steel shipments in the ACIS segment increased 7.7% to 5.4 million tonnes for the six months ended June 30, 2021, from 5.0 million tonnes for the six months ended June 30, 2020 primarily due to improved production performance as described above.
Average steel selling prices in the ACIS segment increased by 65.3% to $729/t for the six months ended June 30, 2021 from $441/t for the six months ended June 30, 2020 in line with higher market prices.
Sales
Sales in the ACIS segment increased 79.2% to $4.9 billion for the six months ended June 30, 2021 as compared to $2.7 billion for the six months ended June 30, 2020, primarily due to the 65.3% increase in average steel selling prices and a 7.7% increase in steel shipments.
Operating income (loss)
Operating income for the ACIS segment for the six months ended June 30, 2021 was $1,458 million, as compared to a loss of $92 million for the six months ended June 30, 2020, primarily due to positive price cost-effect and higher steel shipment volumes.

Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2021	2020
Sales	2,068	1,131
Operating income	1,287	415
Depreciation	(115)	(126)
Mining segment iron ore production (million tonnes)	12.2	13.5
Mining segment iron ore shipments	12.0	13.3

Iron ore production (million metric tonnes)	Note			Six months ended June 30,
	1	Type	Product	2021	2020
AMMC		Open pit	Concentrate, lump, fines and pellets	10.0	10.8
ArcelorMittal Liberia		Open pit / Underground	Fines	2.2	2.7
Total iron ore production				12.2	13.5
1.Total of all finished production of fines, concentrate, pellets and lumps.
Production
Mining segment iron ore production for the six months ended June 30, 2021 was 12.2 million metric tonnes, a 9.9% decrease as compared to 13.5 million metric tonnes for the six months ended June 30, 2020, primarily due to the impact of a four week labor strike action (and subsequent ramp up to full operations) as well as planned maintenance at AMMC and production impacts in Liberia following a rail accident in the second quarter of 2021.
Sales
Sales in the Mining segment increased 82.8% to $2.1 billion for the six months ended June 30, 2021 from $1.1 billion for the six months ended June 30, 2020, primarily due to higher seaborne iron ore reference prices and higher quality premia offset in part by decreased shipment volumes due to lower production as mentioned above. Sales to external customers were $0.75 billion for the six months ended June 30, 2021, representing a 43.3% increase compared to $0.52 billion for the six months ended June 30, 2020 due to higher selling prices partly offset by lower shipments.
Mining segment iron ore shipments decreased 9.9% to 12.0 million tonnes for the six months ended June 30, 2021 from 13.3 million tonnes for the six months ended June 30, 2020, primarily driven by lower production in AMMC and Liberia as discussed above. Mining segment iron ore shipments decreased in the second quarter of 2021 by 39.2% as compared to the first quarter of 2021 due to the above-mentioned production decrease. With respect to average selling prices, the average seaborne iron ore spot price of $183.94/t (Delivered to China, normalized to Qingdao and 62% Fe US$ per tonne, Metal Bulletin) was 100.6% higher for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices at a given time.
Operating income
Operating income for the Mining segment for the six months ended June 30, 2021 was $1,287 million, as compared to $415 million for the six months ended June 30, 2020, primarily due to higher seaborne iron ore reference prices and higher quality premia, offset in part by lower iron ore shipments and higher freight costs. Operating income decreased in the second quarter of 2021 compared to the first quarter of 2021 reflecting the negative impact of lower iron ore shipments and higher freight costs offset in part by higher seaborne iron ore reference prices and higher quality premia.
Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $1,043 million for the six months ended June 30, 2021, compared to $127 million for the six months ended June 30, 2020. Income in the first half of 2021 was significantly higher due to the improved contribution from Calvert reflecting improved market prices, higher hot strip mill production1 (32.8% increase from 1.9 million tonnes in the first half of 2020 to 2.5

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million tonnes in the first half of 2021) and higher shipments2 (20.9% increase from 1.9 million tonnes in the first half of 2020 to 2.3 million tonnes in the first half of 2021). In addition, despite the onset of further lockdowns related to the second wave of COVID-19 pandemic negatively impacting domestic demand, AMNS India was able to maintain robust production levels (23.4% increase from 3.0 million tonnes in the first half of 2020 to 3.7 million tonnes in the first half of 2021) and utilize its coastal location and divert tonnes from domestic to the export market (shipments increased by 26.7% from 2.7 million tonnes in the first half of 2020 to 3.4 million tonnes in the first half of 2021). Income in the first half of 2021 was also significantly higher due to the improved contribution of European entities as well as the annual dividend received from Erdemir of $89 million. Income from investments in associates, joint ventures and other investments in the first half of 2020 was negatively impacted by the COVID-19 pandemic.
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
Financing costs – net
Net interest expense
Net interest expense (interest expense less interest income) was lower at $167 million for the six months ended June 30, 2021 as compared to $227 million for the six months ended June 30, 2020 following debt repayments and liability management. The Company expects full year 2021 net interest expense to be approximately $0.3 billion.
Foreign exchange and other net financing (loss)/gain
Foreign exchange and other net financing losses (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) were relatively stable at $427 million for the six months ended June 30, 2021, as compared to $415 million for the six months ended June 30, 2020. Foreign exchange loss for the first half of 2021 was $147 million as compared to a foreign exchange gain of $12 million in the first half of 2020. Other net financing expense for the first half of 2021 included non-cash mark-to-market gains of $37 million related to the mandatory convertible bond call option following the market price increase of the underlying share (losses amounted to $117 million in the first half of 2020). Foreign exchange and other net financing losses for the six months ended June 30, 2021 also included early bond redemption premium expenses of $130 million ($66 million in first half of 2020). Pension expenses reduced by $0.1 billion in first half of 2021 as compared to the first half of 2020 mainly due to the disposal of ArcelorMittal USA.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $946 for the six months ended June 30, 2021, as compared to $524 million for the six months ended June 30, 2020.
The income tax expense for the six months ended June 30, 2021 was driven by the worldwide positive results partially offset by recognition of deferred tax assets.
The income tax expense for the six months ended June 30, 2020 was driven by the results in certain jurisdictions where the Company remained profitable during the first half of 2020 and reclassification of deferred taxes from other comprehensive income.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2021 was $286 million as compared to $34 million for the six months ended June 30, 2020. Net income attributable to non-controlling interests in the six months ended June 30, 2021 primarily related to the non-controlling shareholders’ share of net income recorded in ArcelorMittal Mines and Infrastructure Canada, ArcelorMittal Liberia, Belgo Bekaert Arames in Brazil, ArcelorMittal Kryviv Rih and ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2021 was $6,290 million, or $5.40 basic earnings per common share, as compared to a net loss in the first half of 2020 of $1,679 million, or $1.57 basic loss per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are

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managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2021, ArcelorMittal’s cash and cash equivalents, restricted cash and other restricted funds of $113 million was $4.2 billion as compared to $6.0 billion (restricted cash and other restricted funds of $363 million) as of December 31, 2020. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facilities as of June 30, 2021 and as of December 31, 2020.
As of June 30, 2021, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $9.2 billion, as compared to $12.3 billion as of December 31, 2020.
Net debt (defined as long-term debt ($6.6 billion) plus short-term debt ($2.6 billion), less cash and cash equivalents, restricted cash and other restricted funds ($4.2 billion) was $5.0 billion as of June 30, 2021, down from $6.4 billion at December 31, 2020 (comprised of long-term debt ($9.8 billion) plus short-term debt ($2.5 billion) less cash and cash equivalents, restricted cash and other restricted funds ($6.0 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2021 decreased to 11% as compared to 16% at December 31, 2020.
ArcelorMittal’s $5.5 billion revolving credit facility signed on December 19, 2018, described in the Financing section below, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. This agreements also requires compliance with a financial covenant.
The financial covenant of this principal credit facilities requires that the Company must ensure the ratio of “Consolidated Total
Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of ArcelorMittal for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed 4.25 to 1, referred to by the Company as the “Leverage ratio”. On April 13, 2021, the revolving credit facility was amended so that the leverage ratio financial covenant will no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. As of June 30, 2021, the Company was in compliance with the ratio. Non-compliance with the covenants would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was also in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2021.
As of June 30, 2021, ArcelorMittal had guaranteed $115 million of debt of its operating subsidiaries, compared to $140 million as of December 31, 2020. See also note 11 to the condensed consolidated financial statements for all other ArcelorMittal guarantees for associates and joint ventures. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. (“AMNS Luxembourg”), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by AMNS Luxembourg in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The guarantee provided by ArcelorMittal includes the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018. On April 28, 2021, the syndicate of Japanese banks agreed that the Leverage Ratio financial covenant will no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies.

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The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2021.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2021	2021	2022	2023	2024	2025	>2025	Total
Bonds	-	0.6	1.3	0.9	1.1	2.0	5.9
Commercial paper	0.7	-	-	-	-	-	0.7
Other loans	1.1	0.4	0.2	0.2	0.1	0.6	2.6
Total debt	1.8	1.0	1.5	1.1	1.2	2.6	9.2
The average debt maturity of the Company was 5.7 years as of June 30, 2021, as compared to 5.2 years as of December 31, 2020.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in Note 6 to the condensed consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. On April 13, 2021, the revolving credit facility was amended so that the leverage ratio financial covenant will no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. On April 27, 2021, the revolving credit facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of June 30, 2021. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The
Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, and July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility maturing on July 31, 2019 and July 31, 2022, respectively. On August 5, 2020, the Letter of Credit Facility maturity was extended to July 31, 2023. On November 25, 2020 the Letter of Credit Facility increased its amount to $395 million. On June 25, 2021, the Letter of Credit Facility maturity was extended to July 31, 2024.
The Company completed several financing transactions including early repayments of debenture loans during the period ended June 30, 2021, see note 6 to the condensed consolidated financial statements.
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2021, the total amount of trade accounts receivables sold amounted to $4.5 billion. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 84 over the last 5 years. The ability of suppliers to provide payment terms may be

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dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $3 billion of trade payables were subject to early discount by its suppliers as of June 30, 2021 as compared to $2 billion as of December 31, 2020). Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2021, a 5 day increase in trade payable days would result in a trade payables increase by $730 million.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2021 and 2020:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2021	2020
Net cash provided by operating activities	3,309	896
Net cash provided by (used in) investing activities	386	(1,119)
Net cash (used in) provided by financing activities	(5,168)	1,130
Net cash provided by operating activities
For the six months ended June 30, 2021, net cash provided by operating activities increased to 3.3 billion as compared with $0.9 billion for the six months ended June 30, 2020.
Net cash provided by operating activities for the six months ended June 30, 2021 includes a $3.5 billion investment in "operating working capital" (reflecting higher activity and pricing levels) which represents an outflow of $4.0 billion for inventories and $2.6 billion for trade accounts receivables offset by an inflow of $3.1 billion for trade accounts payables. Net cash provided by operating activities for the six months ended June 30, 2020 included a $0.5 billion investment in "operating working capital" (driven primarily by a decrease in trade payables) which represents an outflow of $2.2 billion for trade accounts payable offset by cash inflows of $1.5 billion for inventories and $0.2 billion for trade accounts receivable. Working capital needs in 2021 will be determined by the operating conditions towards the end of the year. The Company remains focused on maintaining the working capital efficiencies achieved in recent periods.
Net cash provided by (used) in investing activities
Net cash provided by investing activities for the six months ended June 30, 2021 was $0.4 billion as compared with net cash used in investing activities of $1.1 billion for the six months ended June 30, 2020.
Purchases of property plant and equipment and intangibles ("Capital expenditures") was stable for the six months ended
June 30, 2021 at $1,188 million as compared to $1,251 million for the six months ended June 30, 2020.
Capital expenditure for the full year 2021 is expected to be $3.2 billion following the impacts of higher volumes and capacity utilization. The Company’s operating plan (including the number of tools utilized) reflects the strength of the demand environment.

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The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing.

Ongoing projects
Segment	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5 million tonnes/year	2021[1]
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill Modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	H1 2022[2]
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	H2 2022[3]
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped/cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	Q4 2023[4]
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes/year	Q4 2023[5]
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2 million tonnes/year	On hold[6]
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year	On hold[6]
1.On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c.1.5 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late fourth quarter of ("Q4") 2017 and is expected to be completed at the end of 2021.
2.Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in the first half ("H1") of 2022.
3.Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at AM/NS Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for the second half ("H2") of 2022.
4.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add an approximately 100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in Q4 2023.
5.ArcelorMittal Liberia has been operating a 5 million tonnes direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. Final detailed engineering is in progress, whilst site preparation and tenders for key remaining equipment are underway. The plan is now to commence project construction post the monsoon season late 2021. Subject to a timely restart, first concentrate is expected in Q4 2023. The capital expenditure required to conclude the project is expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that more than 85% of the procurement and 60% of civil construction had already been completed.
6.Although the Monlevade wire rod expension project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold, but are being presently re-evaluated.

Net cash provided by other investing activities for the six months ended June 30, 2021 was $1.6 billion and mainly includes $1.4 billion cash received from the sale of all of the Company's 78.2 million common Cleveland-Cliffs shares and the repayment for the $0.3 billion cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after its disposal.
Net cash provided by other investing activities for the six months ended June 30, 2020 was $132 million and mainly included
$127 million from the repayment of an outstanding short-term loan to Global Chartering Limited offset in part by the revised quarterly lease payments under the amended ArcelorMittal Italia agreement signed in March 2020 ($86 million).
Net cash (used in) provided by financing activities
Net cash used in financing activities was $5.2 billion for the six months ended June 30, 2021 as compared to net cash provided

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by financing activities of $1.1 billion for the six months ended June 30, 2020.
Net cash used in financing activities for the six months ended June 30, 2021 included primarily cash outflows of $1.4 billion related to the early redemption of four bonds pursuant to tender offers ($562 million of the 2.25% Notes due 2024, $460 million of the 3.6% Notes due 2024, $73 million of the 6.125% Notes due 2025 and $349 million of the 4.55% Notes due 2026) and $1.6 billion relating to three consecutive share buyback programs of $650 million, $570 million and $427 million (repurchased as of June 30, 2021), respectively. Net cash used in financing activities for the six months ended June 30, 2021 also included $0.3 billion decrease in commercial paper portfolio, $0.4 billion of early repayment of bilateral term loans, $0.3 billion bond repayment at maturity, $0.4 billion of bank debt repayment and $0.2 billion cash pooling liabilities repayment to Acciaierie d'Italia. See note 6 to the condensed consolidated financial statements for further details.
Net cash provided by financing activities was $1.1 billion for the six months ended June 30, 2020 , primarily due to the equity offering and issuance of MCNs with cash proceeds net of transaction fees of $740 million and $1.2 billion, respectively. These cash proceeds were offset by repayments of debt primarily related to the make whole redemption of the $659 million remaining outstanding amount of the Company's 6.250% Notes due February 25, 2022.
Outflows from lease principal payments and other financing activities (net) were $100 million for the six months ended June 30, 2021 as compared to $118 million in the six months ended June 30, 2020.
Dividends paid to ArcelorMittal shareholders and non-controlling shareholders in subsidiaries were $284 million and $82 million, respectively, for the six months ended June 30, 2021, and nil and $110 million to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries (mainly non-controlling shareholders of ArcelorMittal Mines and Infrastructure Canada), respectively, for the six months ended June 30, 2020.
Earnings distribution
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.30 per share. The dividend amounted to $325 million ($312 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 15, 2021.
Equity
Equity attributable to the equity holders of the parent increased to $44.2 billion at June 30, 2021, compared with $38.3 billion at December 31, 2020, primarily due to the net income attributable to the equity holders of the parent of $6.3 billion.
Treasury shares
ArcelorMittal held 83.6 million shares in treasury at June 30, 2021 compared to 22.1 million shares at December 31, 2020. At June 30, 2021, the number of treasury shares represented 7.6% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buy-backs described above.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $186 million for the six months ended June 30, 2021 as compared to $144 million for the six months ended June 30, 2020. In addition, the Company capitalized research and development for $19 million and $18 million during the six months June 30, 2021 and 2020, respectively.
Trend information
All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
Economic activity has progressively improved during the first half of 2021, with a favorable supply demand balance and a low inventory environment following a period of prolonged destocking, supporting increased utilization levels and healthy steel spreads. Based on year-to-date growth and the current economic outlook, ArcelorMittal now expects ASC to grow further in 2021 by between 7.5 % to 8.5% (revised up from previous expectation of +4.5% to +5.5% growth).
In the U.S., ASC is expected to grow within a range of +16.0% to +18.0% in 2021 (up from previous guidance of +10.0% to +12.0%), with stronger ASC in flat and long products offset in part by weak pipe and tubes demand due to weak energy. In Europe, ASC is expected to grow within a range of +13.0% to +15.0% in 2021 (up from previous guidance of +7.5% to +9.5%); with strong manufacturing (especially machinery and electrical appliances and residential construction) all back to at least pre-crisis levels, with automotive recovering from low levels albeit output limited by shortages in semi-conductors. In Brazil, ASC is expected to continue to expand in 2021 with growth expected in the range of +21.0% to +23.0% in 2021 (up significantly from previous guidance of +6.0% to +8.0%) supported by ongoing construction demand and recovery in the end markets for flat steel. In the CIS, ASC growth in 2021 is expected to recover to within a range of +4.0% to +6.0% in 2021 (unchanged from previous guidance). In India, ASC growth in 2021 is expected to recover to within a range of +15.0% to +17.0% in 2021 (slightly lower than previous guidance of +16% to +18%). As a result, overall World ex-China ASC in 2021 is expected to grow within the range of +12.0% to +13.0% in 2021 (up from previous

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Recent developments
guidance of +8.5% to +9.5%). In China,overall demand is expected to continue to grow in 2021 to +3.0% to +5.0% in 2021 supported by ongoing stimulus (up from previous guidance of +1.0% to +3.0%).
Off-balance sheet arrangements
As of June 30, 2021, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Recent developments
During the first half of 2021, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On February 9, 2021, ArcelorMittal announced an agreement to sell 40 million Cleveland-Cliffs shares for total gross proceeds of $652 million (net proceeds of $16.12 per share) as part of a combined primary and secondary public offering of Cleveland-Cliffs shares. Following the sale, ArcelorMittal continued to hold 38 million common shares in addition to preferred shares redeemable at Cleveland-Cliffs's option for 58 million common shares.
•On February, 11, 2021, the Board of Directors of ArcelorMittal announced that Aditya Mittal, formerly President, CFO and CEO ArcelorMittal Europe, would become Chief Executive Officer of the Company. Lakshmi N. Mittal, who founded the Company in 1976 and was Chairman and CEO, would become Executive Chairman. In this position he would continue to lead the Board of Directors and work together with the CEO and management team.
•On March 4, 2021, ArcelorMittal announced the completion of its first share buyback program under the authorization given by the annual general meeting of shareholders held on June 13, 2020. By market close on March 3, 2021, the Company repurchased 27.1 million shares for a total amount of €537 million ($650 million) at an average price per share of €19.79 (equivalent to $23.97).

•On March 17, 2021, ArcelorMittal announced the launch of its first three XCarb™ initiatives as part of the Company's journey to deliver on its 2050 net zero commitment. XCarb™ will ultimately bring together all of ArcelorMittal's reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. To support its launch, ArcelorMittal announced three XCarb™ branded initiatives:
•‘XCarb™ green steel certificates’, which will enable the Company to support its customers as they seek to reduce their Scope 3 emissions. CO2 savings achieved through technology investments at ArcelorMittal Europe - Flat Products operations are aggregated, independently assured, and then converted into XCarb™ green steel certificates which customers can attach to their physical orders of steel, enabling them to report a reduction in their Scope 3 carbon emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standard. The Company anticipates it will have 600,000 tonnes of equivalent green steel tonnes available by the end of 2022.
•‘XCarb™ recycled and renewably produced’ has been designed for products made via the Electric Arc Furnace (‘EAF’) route using scrap steel. Recycled and renewably produced means that the physical steel was made with recycled material (scrap) using renewable electricity, giving it an extremely low CO2 footprint that can be as low as approximately 300kg of CO2 per tonne of finished steel when the metallics are 100% scrap. This customer offer is for both flat and long products. The electricity used in the steelmaking process is independently verified, with a ‘Guarantee of Origin’ given that it is from renewable sources.
•‘XCarb™ innovation fund’: ArcelorMittal has launched an innovation fund which will invest up to $100 million annually in groundbreaking companies developing pioneering or breakthrough that will accelerate the steel industry's transition to carbon neutral steelmaking.
•On April 14, 2021, pursuant to the investment agreement of December 10, 2020 forming a public-private partnership between Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo svliuppo d'impresa SpA ("Invitalia"), an Italian state-owned company, and AM InvestCo Italy SpA ("AM InvestCo"), ArcelorMittal's subsidiary party to the lease and purchase agreement for the Ilva business), Invitalia invested €400 million ($476 million) of new equity into AM InvestCo, providing Invitalia with a 38% shareholding, equal voting and governance rights and therefore joint control. Going forward, Acciaierie d'Italia Holding (formerly AM InvestCo) will operate independently and as such will have its own funding plans. Accordingly, as of April 14, 2021, the Company derecognized assets and liabilities of Acciaierie d'Italia Holding and its subsidiaries from its consolidated statement of financial position and accounted for its 62% interest in the joint venture under the

30	Interim Management Report
Recent developments
continued

equity method. The investment agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d'Italia Holding, which is expected by May 2022 subject to certain conditions precedent. At this point, Invitalia’s shareholding in Acciaierie d'Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company.
•On June 9, 2021, ArcelorMittal announced that it received two shareholding notifications from Société Générale SA (5.01% on June 2, 2021 and 4.70% on June 3, 2021) and that these notifications were available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. These notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% voting rights threshold.
•On June 18, 2021, ArcelorMittal announced the conclusion of the sale of its remaining 38.2 million common shares in Cleveland-Cliffs Inc. The proceeds from the sale of Cleveland-Cliffs common shares will be returned to shareholders via a new $750 million share buyback program of ArcelorMittal common shares. The disposal of the remaining common shares in Cleveland Cliffs brings the total cash proceeds from the sale of ArcelorMittal USA to $1.9 billion so far, all of which will have been returned to ArcelorMittal shareholders via share buybacks.
•ArcelorMittal announced on June 18, 2021 the completion of its second share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on June 17, 2021, ArcelorMittal had repurchased 17.8 million shares for a total value of approximately €469 million (equivalent to US$570 million) at an average price per share of €26.27 (equivalent to $31.94).
•On June 28, 2021, as previously announced in ArcelorMittal’s first quarter 2021 financial results, following the Company’s steps to streamline and optimize its business, primary responsibility for the management of its captive mining operations (those mining operations which primarily serve the Company’s steel operations) was moved from its Mining segment to the relevant steel segment. The Mining segment retains responsibility for the operation of the seaborne-oriented mining operations at ArcelorMittal
Mines Canada (AMMC) and Liberia and will continue to provide technical support to all mining operations within the Company.
•ArcelorMittal announced on July 7, 2021 the completion of its third share buyback program pursuant to an authorization by the annual general meeting of shareholders on June 13, 2020 and June 8, 2021. At market closure on July 5, 2021, ArcelorMittal had repurchased 24.5 million shares for a total value of €630 million (equivalent to $750 million) at an average price per share of €25.77 (equivalent to $30.66).
•On July 13, 2021, ArcelorMittal signed a memorandum of understanding with the Spanish Government for a €1 billion investment in decarbonization technologies at ArcelorMittal Asturias’ plant in Gijón (Spain). New direct reduced iron ("DRI") and electrical arch furnace installations will reduce CO2 emissions at ArcelorMittal’s Spanish operations by up to 4.8 million tonnes, which represents approximately 50% of emissions, within the next five years. The DRI installation in Gijón will also enable ArcelorMittal Sestao to be the world’s first full-scale zero carbon-emissions steel plant.
•On July 20, 2021 ArcelorMittal announced that it has achieved ResponsibleSteel™ site certification in Belgium, Germany and Luxembourg. The Company’s steelmaking sites in ArcelorMittal Belgium (Geel, Genk, Gent and Liège), Luxembourg (Belval, Differdange and Rodange) and Germany (Bremen and Eisenhüttenstadt) are the first steel plants globally to be independently audited and found to meet the standards required for ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative. The ResponsibleSteel audit process enables each site to prove that its production processes meet rigorously defined standards across a broad range of social, environmental and governance criteria including climate change and greenhouse gas emissions, water stewardship and biodiversity, human rights and labor rights, community relations and business integrity.
•On July 28, 2021, ArcelorMittal announced it had received $1.2 billion in cash from Cleveland-Cliffs following the purported redemption of Cleveland-Cliffs preferred shares. The redemption of the preferred stock by Cleveland-Cliffs brings the total cash proceeds from the sale of ArcelorMittal USA to $3.1 billion, all of which will have been returned to ArcelorMittal shareholders via share buybacks. ArcelorMittal is reviewing the notice of redemption and the associated calculation of the amount due and reserves its rights to require an adjustment based on the applicable notice provisions and calculation period provided by the terms of the preferred shares.

Interim Management Report	31
Corporate governance

•On July 29, 2021, ArcelorMittal announced a new share buyback program in the amount of $2.2 billion under the authorization given by the annual general meeting of shareholders held on June 8, 2021. The Company announced that it will (i) return the proceeds from the redeemed Cleveland-Cliffs preference shares and (ii) advance a part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) by launching this new $2.2bn share buyback to be completed by end of 2021. This program will commence August 2, 2021 and is expected to be completed by December 31, 2021, subject to market conditions.
•on July 30, 2021, ArcelorMittal announced with the Government of Canada its intention for a CAD$1.765 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. The intended investments will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions, within the next seven years. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the Direct Reduced Iron (DRI) – Electric Arc Furnace (EAF) production route, which carries a significantly lower carbon footprint. The investment is contingent on support from the governments of Canada and Ontario. The Government of Canada announced on July 30, 2021 that it will invest CAD$400 million in the project. The Company is in discussions with the Government of Ontario regarding its support.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 1 to the condensed consolidated financial statements included in this report. Please refer to note 12 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2020 Annual Report.
Corporate governance
Please refer to the “Corporate Governance” section of the Company’s 2020 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2020 and June 30, 2021.
Annual general meeting of shareholders held on June 8, 2021
On June 8, 2021, the annual general meeting of shareholders approved all resolutions by a strong majority. Certain of these resolutions are described in more detail below.

Dividend
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.30 per share. The dividend amounted to $325 million and was paid on June 15, 2021.

Equity-based compensation
The June 2021 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 3.5 million of the Company’s fully paid-up ordinary shares (the “2021 Cap”) and to adopt any rules or measures to implement the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan") and the ArcelorMittal Equity Plan that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2022.
The Executive Chairman and the Chief Executive Officer (“CEO”) of the Company (jointly, the “Executive Office” and formerly known as the "CEO Office" see "Recent Developments") will be eligible for PSU grants under the Executive Office PSU Plan. The Executive Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the Executive Office to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the CEO Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The Appointments, Remuneration and Corporate Governance and Sustainability Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the Executive Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors.
On May 7, 2021, 350,000 RSUs with a two year maturity were granted to 189 beneficiaries.

32	Interim Management Report
Corporate governance
continued
Please refer to the 2020 Annual Report for an explanatory presentation, including a description of the performance targets applicable to each PSU grant and to the below table with respect to the 2020 grant.

		CEO Office				Executive Officers
2020 Grant	●	PSUs with a three year performance period			●	PSUs with a three year performance period
	●	Value at grant 100% of base salary for the CEO and the President and CFO
	●	Vesting conditions:			●	Vesting conditions:
			Threshold	Target			Threshold	Target
		TSR/EPS vs. peer group	100% median	≥120% median		TSR/EPS vs. peer group	100% median	≥120% median
						Vesting percentage	50%	100%
		TSR vs. S&P 500	Performance equal to Index	≥Performance equal to Index + 2% p.a. outperformance		Gap to competition (where applicable)		100% target 100% vesting
		Vesting percentage	50%	100%		Vesting percentage	0%	100%

					●	RSUs with a three year vesting period

					●	RSUs with a one year vesting period

Board of Directors
Mrs. Karyn Ovelmen and Mr. Tye Burt were re-elected and Mrs. Clarissa Lins was elected as directors of ArcelorMittal at the June 8, 2021 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2024.
The Board of Directors is composed of eleven directors, of which seven are independent directors. The eleven directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Bruno Lafont, Mr. Etienne Schneider, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht and Mrs.Clarissa Lins. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company since February 11, 2021 (see "Recent developments"). None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2020 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Directors' fees
At the June 8, 2021 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2020 financial year at €1,418,861 ($1,741,084), based on the following annual fees:
–Basic director's remuneration: €154,995 ($190,194);
–Lead Independent Director's remuneration: €218,612 ($268,259);
–Additional remuneration for the Chair of the Audit Committee: €30,074 ($36,904);
–Additional remuneration for the other Audit Committee members: €18,507 ($22,710);
–Additional remuneration for the Chairs of the other committees: €17,350 ($21,290);
–Additional remuneration for the members of the other committees: €11,567 ($14,194).
Share buyback
The share buyback authorization approved by the annual general meeting of shareholders in June 2020 was cancelled by a resolution of the annual general meeting of shareholders on June 8, 2021. The share buyback authorization approved by the annual general meeting of shareholders on June 8, 2021 will

Interim Management Report	33
Corporate governance
continued
remain valid until the end of the annual general meeting of shareholders to be held in 2022, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2022 annual general meeting of shareholders in such manner that the shares held by the Company do not in any event exceed 15% of the Company’s shares in issue.
The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 15% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market in which the purchase are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.
On March 4, 2021, June 18 and July 7, 2021, ArcelorMittal announced the completion of three consecutive share buyback programs under the authorization given by the annual general meetings of shareholders held on June 13, 2020 and June 8, 2021 (see "Recent developments"). To maintain its current level of voting rights, on February 12, 2021, the Significant Shareholder entered into a share repurchase agreement with
ArcelorMittal to sell, on each trading day which ArcelorMittal purchases shares under the programs, an equivalent number of shares in the proportion of the Significant Shareholder’s 36.34% of outstanding shares of ArcelorMittal. The sale is at the same price as the shares repurchased on the market. In the context of the first, second and third share buyback programs, the Company repurchased, 9.9 million, 6.5 million and 8.9 million shares, respectively, from the Significant Shareholder for purposes of maintaining its voting rights for $236 million, $207 million and $272 million, respectively.
Extraordinary general meeting of shareholders held on June 8, 2021
The extraordinary general meeting of shareholders held on June 8, 2021 approved (i) the cancellation of all the shares repurchased by the Company under its share buyback programs up to a maximum of 165 million shares and (ii) the consequent reduction of the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents (USD 0.36), being the par value of the shares in the Company, and (iii) change of the Articles of Association accordingly, and (iv) the reduction or cancellation of the relevant reserves constituted under applicable law in relation thereto.
In addition, the extraordinary meeting of shareholders authorized the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles of Association to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
The present authorization is valid for a period of three (3) years or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the three-year period.

Interim Management Report	34
Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal

Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2021

36	Interim Financial Statements
Condensed consolidated statements of operations
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2021	2020
Sales (including 4,902 and 2,384 of sales to related parties for the six months ended, June 30, 2021 and June 30, 2020, respectively)	35,536	25,820
Cost of sales (including depreciation and impairment of 1,221 and 1,602 and purchases from related parties of 1,150 and 571 for the six months ended June 30, 2021 and June 30, 2020, respectively)	27,402	25,459
Gross margin	8,134	361
Selling, general and administrative expenses	1,061	967
Operating income (loss)	7,073	(606)
Income from investments in associates, joint ventures and other investments	1,043	127
Financing costs - net (note 6 and note 7)	(594)	(642)
Income (loss) before taxes	7,522	(1,121)
Income tax expense (note 5)	(946)	(524)
Net income (loss) (including non-controlling interests)	6,576	(1,645)

Net income (loss) attributable to:
Equity holders of the parent	6,290	(1,679)
Non-controlling interests	286	34
Net income (loss) (including non-controlling interests)	6,576	(1,645)

Earnings (loss) per common share (in U.S. dollars) (see note 4):
Basic	5.40	(1.57)
Diluted	5.39	(1.57)

Weighted average common shares outstanding (in millions) (see note 4):
Basic	1,165	1,066
Diluted	1,168	1,066
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	37
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2021		2020
Net income (loss) (including non-controlling interests)		6,576		(1,645)

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain (loss) arising during the period	1,295		(26)
Reclassification adjustments for (gain) included in the condensed consolidated statements of operations and financial position (basis adjustment)	(233)		(354)
	1,062		(380)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	283		(2,420)
Reclassification adjustments for loss included in the condensed consolidated statements of operations	105		—
	388		(2,420)
Share of other comprehensive income (loss) related to associates and joint ventures:
Gain (loss) arising during the period	177		(393)
Reclassification adjustments for (gain) included in the condensed consolidated statements of operations	(50)		—
	127		(393)
Income tax (expense) benefit related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(355)		354
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain (loss) arising during the period	680		(98)
Share of other comprehensive (loss) related to associates and joint ventures	—		(3)
	680		(101)
Employee benefits - Recognized actuarial gain	61		—
Share of other comprehensive income related to associates and joint ventures	12		—
Income tax (expense) related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations	(175)		—
Total other comprehensive income (loss)	1,800		(2,940)
Total other comprehensive income (loss) attributable to:
Equity holders of the parent	1,785		(2,857)
Non-controlling interests	15		(83)
		1,800		(2,940)
Total comprehensive income (loss)		8,376		(4,585)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		8,075		(4,536)
Non-controlling interests		301		(49)
Total comprehensive income (loss)		8,376		(4,585)
The accompanying notes are an integral part of these condensed consolidated financial statements.

38 Interim Financial Statements
Condensed consolidated statements of financial position
(in millions of U.S. dollars)
(unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	4,071	5,600
Restricted cash and other restricted funds	113	363
Trade accounts receivable and other (including 984 and 269 from related parties at June 30, 2021 and December 31, 2020, respectively)	5,586	3,072
Inventories (note 2)	16,286	12,328
Prepaid expenses and other current assets	3,344	2,281
Assets held for sale (note 3)	—	4,329
Total current assets	29,400	27,973

Non-current assets:
Goodwill and intangible assets	4,557	4,312
Property, plant and equipment and biological assets	30,229	30,622
Investments in associates and joint ventures	9,090	6,817
Other investments	2,292	2,980
Deferred tax assets	7,824	7,866
Other assets	2,032	1,482
Total non-current assets	56,024	54,079
Total assets	85,424	82,052

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 6)	2,639	2,507
Trade accounts payable and other (including 293 and 272 to related parties at June 30, 2021 and December 31, 2020, respectively)	14,076	11,525
Short-term provisions (note 8)	659	935
Accrued expenses and other liabilities	4,497	4,197
Income tax liabilities	1,045	464
Liabilities held for sale (note 3)	—	3,039
Total current liabilities	22,916	22,667

Non-current liabilities:
Long-term debt, net of current portion (note 6)	6,589	9,815
Deferred tax liabilities	1,958	1,832
Deferred employee benefits	4,528	4,656
Long-term provisions (note 8)	1,952	1,697
Other long-term obligations	1,156	1,148
Total non-current liabilities	16,183	19,148
Total liabilities	39,099	41,815

Commitments and contingencies (note 11 and note 12)

Equity (note 4):
Equity attributable to the equity holders of the parent	44,165	38,280
Non-controlling interests	2,160	1,957
Total equity	46,325	40,237
Total liabilities and equity	85,424	82,052
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	39
Condensed consolidated statements of changes in equity
(in millions of U.S. dollars, except share data)
(unaudited)

							Reserves
							Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2019	1,012	364	(602)	—	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(1,679)	—	—	—	—	(1,679)	34	(1,645)
Other comprehensive loss	—	—	—	—	—	—	(2,399)	(341)	(117)	—	(2,857)	(83)	(2,940)
Total comprehensive loss	—	—	—	—	—	(1,679)	(2,399)	(341)	(117)	—	(4,536)	(49)	(4,585)
Offering of common shares	81	29	—	—	711	—	—	—	—	—	740	—	740
Mandatorily convertible notes	—	—	—	1,047	—	—	—	—	—	—	1,047	—	1,047
Recognition of share-based payments	—	—	2	—	2	(2)	—	—	—	—	2	—	2
Dividend	—	—	—	—	—	—	—	—	—	—	—	(89)	(89)
Balance at June 30, 2020	1,093	393	(600)	1,047	35,539	21,202	(18,524)	(106)	63	(3,240)	35,774	1,824	37,598

Balance at December 31, 2020	1,081	393	(538)	840	35,247	22,097	(17,053)	229	583	(3,518)	38,280	1,957	40,237
Net income (including non-controlling interests)	—	—	—	—	—	6,290	—	—	—	—	6,290	286	6,576
Other comprehensive income	—	—	—	—	—	—	165	1,049	524	47	1,785	15	1,800
Total comprehensive income	—	—	—	—	—	6,290	165	1,049	524	47	8,075	301	8,376
Recognition of share-based payments	—	—	18	—	3	—	—	—	—	—	21	—	21
Shares buyback (note 4)	(62)	—	(1,744)	—	—	—	—	—	—	—	(1,744)	—	(1,744)
Dividend (note 4)	—	—	—	—	—	(312)	—	—	—	—	(312)	(98)	(410)
Put option NSI (note 4)	—	—	—	—	—	(119)	—	—	—	—	(119)	—	(119)
Divestment of Cleveland-Cliffs shares (note 7)	—	—	—	—	—	267	—	—	(267)	—	—	—	—
Other movements	—	—	—	—	—	(36)	—	—	—	—	(36)	—	(36)
Balance at June 30, 2021	1,019	393	(2,264)	840	35,250	28,187	(16,888)	1,278	840	(3,471)	44,165	2,160	46,325
1.Excludes treasury shares
2.In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

40	Interim Financial Statements
Condensed consolidated statements of cash flows
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2021	2020
Operating activities:
Net income (loss) (including non-controlling interests)	6,576	(1,645)

Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	1,221	1,510
Impairment	—	92
Interest expense	199	261
Interest income	(32)	(34)
Income tax expense (note 5)	946	524
Income from associates, joint ventures and other investments	(1,043)	(127)
Provisions on pension and OPEB	100	212
Net gain on disposal of subsidiaries (note 3)	(104)	—
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 7)	(37)	117
Foreign exchange effects, write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	757	681

Changes in assets and liabilities that provided (required) cash:
Change in working capital	(3,535)	(501)
Interest paid	(286)	(329)
Interest received	30	35
Cash contributions to plan assets and benefits paid for pensions and OPEB	(133)	(147)
VAT and other amounts recoverable from public authorities	53	536
Dividends received from associates, joint ventures and other investments	115	35
Income tax paid	(821)	(197)
Provision movements and other liabilities	(697)	(127)
Net cash provided by operating activities	3,309	896

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,188)	(1,251)
Lease installments relating to ArcelorMittal Italia acquisition	(14)	(86)
Disposal of net assets of subsidiaries, net of cash disposed of (4) and nil for the six months ended June 30, 2021 and June 30, 2020 respectively (note 3)	(4)	—
Disposal of common shares in Cleveland-Cliffs (note 7)	1,377	—
Proceeds from repayment of cash collateral for the TSR receivables retained in ArcelorMittal USA	260	—
Proceeds from repayment of an outstanding short-term loan to Global Chartering Limited	—	127
Other investing activities (net)	(45)	91
Net cash provided by (used in) investing activities	386	(1,119)

Financing activities:
Proceeds from short-term and long-term debt	229	399
Payments of short-term and long-term debt	(3,085)	(1,018)
Share buyback (note 4)	(1,647)	—
Equity offering	—	740
Proceeds from mandatorily convertible subordinated notes	—	1,237
Dividends paid	(366)	(110)
Repayment of cash pooling liability to Acciaierie d'Italia (note 3)	(199)	—
Payment of principal portion of lease liabilities and other financing activities	(100)	(118)
Net cash (used in) provided by financing activities	(5,168)	1,130
Net (decrease) increase in cash and cash equivalents	(1,473)	907
Effect of exchange rate changes on cash	(59)	(144)
Cash and cash equivalents:
At the beginning of the period	5,600	4,867
Reclassification of the period-end cash and cash equivalents from assets held for sale	3	—
At the end of the period	4,071	5,630
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	41
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the condensed consolidated financial statements
The condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2021 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on July 30, 2021 by the Company’s Board of Directors.
Significant accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2020.

As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment will retain primary responsibility for the operation of the seaborne oriented operations at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC") and ArcelorMittal Liberia Ltd, and will continue to provide technical support to all mining operations within the Company. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. Only the seaborne-oriented operations of AMMC and ArcelorMittal Liberia Ltd are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that it primarily supplies. The changed composition in reportable segments is presented in note 9.
On January 1, 2021, the Company adopted amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 published by the IASB on August 27, 2020 and corresponding to Phase 2 of Interest Rate Benchmark Reform. These amendments did not have a material impact on the condensed consolidated financial statements of the Company. They complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.
The amendments in this final phase relate to:
•changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.
Use of judgment and estimates
The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

42	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2021 and December 31, 2020, is comprised of the following:

	June 30, 2021	December 31, 2020
Finished products	4,755	3,403
Production in process	4,345	3,305
Raw materials	5,336	3,839
Manufacturing supplies, spare parts and other [1]	1,850	1,781
Total	16,286	12,328
1.Manufacturing supplies, spare parts and other consist of spare parts of 1.4 billion and manufacturing and other of 0.5 billion as of June 30, 2021. Manufacturing supplies, spare parts and other consist of spare parts of 1.4 billion and manufacturing and other of 0.4 billion as of December 31, 2020.

The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense of 57 and 723 during the six months ended June 30, 2021 and 2020, respectively.
NOTE 3 – ASSETS HELD FOR SALE
On April 14, 2021, pursuant to the investment agreement of December 10, 2020 forming a public-private partnership betwen Invitalia - Agenzia nazionale per l'attrazione degli investimenti e lo sviluppo d'impresa SpA ("Invitalia"), an Italian state-owned company, and AM InvestCo Italy SpA ("AM InvestCo"), ArcelorMittal's subsidiary party to the lease and purchase agreement for the Ilva business), Invitalia invested €400 million (476) of new equity into AM InvestCo, providing Invitalia with a 38% shareholding, equal voting and governance rights and therefore joint control. Going forward, Acciaierie d'Italia Holding (formerly AM InvestCo) will operate independently and as such will have its own funding plans. Its main operating subsidiary ArcelorMittal Italia was renamed Acciaierie d'Italia.
Accordingly, as of April 14, 2021, as a result of loss of control, the Company derecognized assets (including 199 of cash pooling receivable from the Company and subsequently settled) and liabilities of 4,639 and 3,873, respectively, and accounted for its 62% interest in the joint venture under the equity method at its fair value of 1,205. The Company recognized in cost of sales a gain of 104 including the reclassification from other comprehensive income to the consolidated statements of operations of foreign exchange translation losses and other for 283. The fair value measurement was determined using a discounted cash flow model and Level 3 unobservable inputs.
On June 17, 2021, the Company announced the discontinuation of its divestment process with respect to its plate operations in the Europe reportable segment following final offers received and a strategic review of growth opportunities as a producer of heavy plates with the lowest CO2 footprint in the industry and as a supplier of special plates needed for the energy transition in several of its end markets. Accordingly, the Company discontinued the classification of assets and liabilities of this business as held for sale as of June 30, 2021 and measured the recoverable amount on the basis of a value-in-use calculation which was the lower amount when compared to the carrying amount before the classification as held for sale adjusted for any depreciation or amortization that would have been recognized. The measurement based on the recoverable amount did not result in any adjustment to assets and liabilities reclassified from held for sale.

The table below provides the details of the derecognition of Acciaierie d'Italia Holding and its subsidiaries at April 14, 2021. There were no assets classified as held for sale at June 30, 2021.

Interim Financial Statements	43
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Acciaierie d'Italia
Current Assets:
Cash and cash equivalents	4
Trade accounts receivable, prepaid expenses and other current assets	1,232
Inventories	1,214
Total Current Assets	2,450
Non-current Assets:
Property, plant and equipment	1,875
Other assets	314
Total Non-current Assets	2,189
Total Assets	4,639
Current Liabilities:
Trade accounts payables, accrued expenses and other liabilities	2,204
Total Current Liabilities	2,204
Non-current Liabilities:
Long-term debt	19
Other long-term liabilities	1,650
Total Non-current Liabilities	1,669
Total Liabilities	3,873
Fair value of the joint venture	1,943
ArcelorMittal 62% interest	1,205
Derecognition of net assets	(766)
Goodwill allocation	(52)
Reclassification of foreign exchange loss and other	(283)
Net gain on derecognition	104
NOTE 4 – EQUITY AND NON-CONTROLLING INTERESTS
Authorized shares
Authorized share capital remained at 485 represented by 1,361,418,599 ordinary shares without nominal value as of June 30, 2021 and December 31, 2020.
Share capital
There was no change in the aggregate number of shares issued and fully paid up which continues to amount to 1,102,809,772 as of June 30, 2021 and December 31, 2020.
Dividends
On June 8, 2021 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.30 per share. The dividend amounted to 325 (312 net of dividends paid to subsidiaries holding treasury shares), and was paid on June 15, 2021.
Share buyback
On March 3, 2021, ArcelorMittal completed its first share buyback program and repurchased 27.1 million shares for a total amount of €537 million (650) at an average price per share of €19.79 (equivalent to $23.97).
On June 17, 2021, ArcelorMittal completed its second share buyback program and repurchased 17.8 million shares for a total amount of €469 million (570) at an average price per share of €26.27 (equivalent to $31.94).
On July 5, 2021, ArcelorMittal completed its third share buyback program and repurchased 24.5 million shares for a total amount of €630 million (750), of which 427 settled as of June 30, 2021 and 97 of repurchases completed as of June 30, 2021 and settled in July, at an average price per share of €25.77 (equivalent to $30.66).
Treasury shares
ArcelorMittal held 83.6 million and 22.1 million treasury shares as of June 30, 2021 and December 31, 2020, respectively.
Put option NSI
On June 3, 2021, following an amendment to the shareholders' agreement signed between the Company and non-controlling interests in Nouvelles Sidérurgies Industrielles ("NSI"), an entity in which ArcelorMittal holds a 50% controlling stake and which holds a 64.86% interest in Société Nationale de Sidérurgie S.A. ("Sonasid") in Morocco, the Company granted to such non-controlling interests a put option to buy the totality of their shares in NSI exercisable by its holders during three periods between December 5, 2022 to December 4, 2024 (or from March 5, 2023 to March 4, 2025), December 5, 2027 to December 4, 2029 and December 5, 2032 to December 4, 2034. The Company recognized a financial liability at amortized cost against equity of 119 and measured at the present value of the redemption amount.
NOTE 5 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other post retirement benefits.
The income tax expense was 946 and 524 for the six months ended June 30, 2021 and 2020, respectively.
The income tax expense for the six months ended June 30, 2021 was driven by the worldwide positive results partially offset by recognition of deferred tax assets.
The income tax expense for the six months ended June 30, 2020 was driven by the results in certain jurisdictions where the Company remained profitable during the first half of 2020 and reclassification of deferred taxes from other comprehensive income.

44	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 6 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2021	December 31, 2020
Short-term bank loans and other credit facilities including commercial paper[1]	1,044	1,647
Current portion of long-term debt	1,428	677
Lease obligations	167	183
Total	2,639	2,507

1.The weighted average interest rate on short-term borrowings outstanding was 1.5% and 1.3% as of June 30, 2021 and December 31, 2020, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
On April 8, 2020, ArcelorMittal amended a €300 million (341) term loan with a financial institution to extend the maturity to April 8, 2021. The facility was fully repaid on April 8, 2021.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. One of the facilities was not extended in 2020 and several facilities were cancelled in 2021. As of June 30, 2021, the facilities, in total 0.3 billion, remain fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2021, the outstanding amount was 679.

Interim Financial Statements	45
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2021	December 31, 2020
Corporate
5.5 billion Revolving Credit Facility	2023-2025	Floating		—	—
€500 million Unsecured Notes	2021	Fixed	3.00%	—	350
€750 million Unsecured Notes	2022	Fixed	3.13%	578	596
€500 million Unsecured Notes	2023	Fixed	0.95%	435	448
€750 million Unsecured Notes	2023	Fixed	1.00%	889	917
€1 billion Unsecured Notes	2024	Fixed	2.25%	636	1,234
750 Unsecured Notes	2024	Fixed	3.60%	289	747
500 Unsecured Notes	2025	Fixed	6.13%	183	256
€750 million Unsecured Notes	2025	Fixed	1.75%	885	913
750 Unsecured Notes	2026	Fixed	4.55%	399	745
500 Unsecured Notes	2029	Fixed	4.25%	494	494
1.5 billion Unsecured Bonds	2039	Fixed	7.25%	671	671
1 billion Unsecured Notes	2041	Fixed	7.00%	428	428
Other loans	2021 - 2022	Fixed	3.1% - 3.5%	143	218
EIB loan	2025	Fixed	1.16%	260	304
Other loans	2021 - 2035	Floating	0.1% - 2.3%	825	1,204
Total Corporate				7,115	9,525

Americas
Other loans	2021 - 2030	Fixed/Floating	0.0% - 9.5%	77	83
Total Americas				77	83

Europe, Asia & Africa
EBRD Facility	2024	Floating	2.1% - 2.4%	105	129
Other loans	2021 - 2029	Fixed/Floating	0.0% - 6.2%	119	123
Total Europe, Asia & Africa				224	252

Total				7,416	9,860
Less current portion of long-term debt				(1,428)	(677)
Total long-term debt (excluding lease obligations)				5,988	9,183
Long-term lease obligations[2]				601	632
Total long-term debt, net of current portion				6,589	9,815
1.Rates applicable to balances outstanding at June 30, 2021, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2021, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 167 and 183 as of June 30, 2021 and December 31, 2020, respectively. See note 10 for further information regarding leases.

46	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Corporate
Main credit facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years end of 2019 and end of 2020). During the fourth quarter of 2020, ArcelorMittal executed the second option to extend the facility to December 19, 2025 after having executed the first option in the fourth quarter 2019. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. On April 13, 2021 the revolving credit facility was amended so that the leverage ratio financial covenant will no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. On April 27, 2021, the revolving credit facility was amended so that the margin payable increases or decreases depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes. As of June 30, 2020, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and on September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022. On June 25, 2021 the Letter of Credit Facility maturity was extended to July 31, 2024.
Bonds
On April 9, 2021, at maturity, ArcelorMittal repaid all of the outstanding €285 million (342) of its €500 million Fixed Rate Notes due 2021.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased €471 million (562) of its EUR denominated 2.25%
Notes due 2024 for a total aggregate purchase price including accrued interest of €501 million (595). Following this purchase, €529 million (625) principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 460 of its U.S. dollar denominated 3.60% Notes due 2024 for a total aggregate purchase price including accrued interest of 503, following which 290 principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 73 of its U.S. dollar denominated 6.125% notes due 2025 for a total aggregate purchase price including accrued interest of 86, following which 183 principal amount remained outstanding.
On June 29, 2021, pursuant to a cash tender offer, ArcelorMittal repurchased 349 of its U.S. dollar denominated 4.55% notes due 2026 for a total aggregate purchase price including accrued interest of 399, following which 401 principal amount remained outstanding.
European Investment Bank (“EIB”) loan
On June 2, 2021 ArcelorMittal signed a €280 million finance contract with the European Investment Bank for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2021 the facility remained fully available.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2021, €219 million (260) was outstanding.
Other loans
On July 7, 2021, the Company fully prepaid Schuldschein borrowings for a total of €450 million (532), of which €405 million (479) maturing originally on July 5, 2023 and €45 million (53) maturing originally on July 7, 2025.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8.5 years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the

Interim Financial Statements	47
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

hot strip mill and (b) June 30, 2021). The outstanding amount in total as of June 30, 2021 was €168 million (200).
On May 21, 2019, ArcelorMittal entered into a bilateral term loan due May 20, 2022. On July 31, 2020, the bilateral term loan was extended for one year to May 19, 2023. The bilateral term loan of €125 million (142) was fully drawn on June 3, 2019. On March 4, 2021, the Company early repaid the bilateral term loan.
On December 20, 2019, the Company entered into a bilateral loan due June 20, 2023. The bilateral term loan was fully drawn on January 30, 2020, for an amount of €100 million (110). This term loan could have been extended twice, each time for one additional year. On March 8, 2021, the Company early repaid the bilateral term loan.
On July 2, 2020, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD174 million (128) with repayment over several dates in 2021 and 2022.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development (ERBD) in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2019, 175 was fully drawn. As of June 30, 2021, 105 was outstanding.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 25, 2019 and now matures on July 25, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2021, 2.2 billion South African rand (150) was drawn.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's of euro denominated debt (€3,725 million as of June 30, 2021) is designated as a hedge of certain euro denominated investments (€7,832 million as of June 30, 2021) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
The remaining portion of the Company's euro denominated debt (€241 million as of June 30, 2021) is hedged with cross currency swaps in a cash flow hedge relationship.
For the six months ended June 30, 2021, the Company recognized 208 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations and as a cash flow hedge in other comprehensive income within the foreign exchange translation reserve.
NOTE 7 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2021.

48	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,071	—	4,071	—	—	—
Restricted cash and other restricted funds *	113	—	113	—	—	—
Trade accounts receivable and other	5,586	—	5,052	—	534	—
Inventories	16,286	16,286	—	—	—	—
Prepaid expenses and other current assets	3,344	968	1,111	—	—	1,265
Total current assets	29,400	17,254	10,347	—	534	1,265

Non-current assets:
Goodwill and intangible assets	4,557	4,557	—	—	—	—
Property, plant and equipment and biological assets	30,229	30,190	—	39	—	—
Investments in associates and joint ventures	9,090	9,090	—	—	—	—
Other investments	2,292	—	—	—	2,292	—
Deferred tax assets	7,824	7,824	—	—	—	—
Other assets	2,032	277	797	136	—	822
Total non-current assets	56,024	51,938	797	175	2,292	822
Total assets	85,424	69,192	11,144	175	2,826	2,087

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,639	—	2,639	—	—	—
Trade accounts payable and other	14,076	—	14,076	—	—	—
Short-term provisions	659	644	15	—	—	—
Accrued expenses and other liabilities	4,497	1,403	2,681	—	—	413
Income tax liabilities	1,045	1,045	—	—	—	—
Total current liabilities	22,916	3,092	19,411	—	—	413

Non-current liabilities:
Long-term debt, net of current portion	6,589	—	6,589	—	—	—
Deferred tax liabilities	1,958	1,958	—	—	—	—
Deferred employee benefits	4,528	4,528	—	—	—	—
Long-term provisions	1,952	1,947	5	—	—	—
Other long-term obligations	1,156	296	786	—	—	74
Total non-current liabilities	16,183	8,729	7,380	—	—	74

Equity:
Equity attributable to the equity holders of the parent	44,165	44,165	—	—	—	—
Non-controlling interests	2,160	2,160	—	—	—	—
Total equity	46,325	46,325	—	—	—	—
Total liabilities and equity	85,424	58,146	26,791	—	—	487
*Restricted cash and other restricted funds of 113 include a cash deposit of 66 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2021.

Interim Financial Statements	49
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	2,250	—	42	2,292
Trade accounts receivable and other subject to TSR programs*	—	—	534	534
Derivative financial current assets	—	1,265	—	1,265
Derivative financial non-current assets	—	726	96	822
Total assets at fair value	2,250	1,991	672	4,913
Liabilities at fair value:
Derivative financial current liabilities	—	413	—	413
Derivative financial non-current liabilities	—	74	—	74
Total liabilities at fair value	—	487	—	487
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	2,934	—	46	2,980
Trade accounts receivable and other subject to TSR programs*	—	—	373	373
Derivative financial current assets	—	353	—	353
Derivative financial non-current assets	—	265	59	324
Total assets at fair value	2,934	618	478	4,030
Liabilities at fair value:
Derivative financial current liabilities	—	208	—	208
Derivative financial non-current liabilities	—	96	—	96
Total liabilities at fair value	—	304	—	304
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
On February 9, 2021 and June 18, 2021, the Company completed the sale of 40 million and 38.2 million common shares in Cleveland-Cliffs, respectively, as part of a combined primary and secondary public offering of Cleveland-Cliffs shares, for a total net proceed of 1,377. As the investment in Cleveland-Cliffs was classified at FVOCI, the related combined gain of 357 (267 net of tax) recognized in other comprehensive income was transferred to retained earnings.
On July 28, 2021, ArcelorMittal received 1,235 in cash from Cleveland-Cliffs following the purported redemption of Cleveland-Cliffs preferred shares.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

50	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.
The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2021 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	5	—	10	—
Total interest rate instruments		—		—
Foreign exchange rate instruments
Forward purchase of contracts	5,122	93	1,350	(38)
Forward sale of contracts	1,099	22	1,263	(31)
Currency swaps sales	150	19	—	—
Currency swaps purchases	260	27	—	—
Exchange option purchases	2,439	18	1,694	(15)
Exchange options sales	1,212	12	2,915	(14)
Total foreign exchange rate instruments		191		(98)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	509	28	952	(265)
Term contracts purchases	2,779	1,767	818	(52)
Options sales/purchases	153	5	614	(72)
Total raw materials (base metal), freight, energy, emission rights and others		1,800		(389)
Total		1,991		(487)

Interim Financial Statements	51
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2020 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	22	—	10	—
Total interest rate instruments		—		—
Foreign exchange rate instruments
Forward purchase of contracts	356	2	2,199	(113)
Forward sale of contracts	847	24	371	(19)
Currency swaps purchases	260	36	—	—
Exchange option purchases	2,938	18	1,176	(15)
Exchange options sales	2,960	26	1,208	(23)
Total foreign exchange rate instruments		106		(170)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	567	38	370	(46)
Term contracts purchases	1,673	473	854	(87)
Option sales/purchases	47	1	48	(1)
Total raw materials (base metal), freight, energy, emission rights and others		512		(134)
Total		618		(304)

52	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Derivative financial assets classified as Level 3 include the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the
Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3 as of June 30, 2021 and December 31, 2020:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Put option with ISP	Total
Balance as of December 31, 2019	127	(176)	(125)	(174)
Change in fair value	(117)	(11)	(1)	(129)
Balance as of June 30, 2020	10	(187)	(126)	(303)
Change in fair value/ foreign exchange difference	49	17	(9)	57
Value of option at exercise date/divested balance	—	170	135	305
Balance as of December 31, 2020	59	—	—	59
Change in fair value	37	—	—	37
Balance as of June 30, 2021	96	—	—	96

Interim Financial Statements	53
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 8 – PROVISIONS
Provisions as of June 30, 2021 and December 31, 2020 are comprised of the following:

	June 30, 2021	December 31, 2020
Environmental	642	661
Emission rights	425	571
Asset retirement obligations	407	397
Site restoration	250	309
Staff related obligations	126	127
Voluntary separation plans	40	55
Litigation and contingencies (see note 12)	348	269
Tax claims	80	62
Other legal claims and contingencies	268	207
Commercial agreements and onerous contracts	23	25
Other	350	218
Total	2,611	2,632
Short-term provisions	659	935
Long-term provisions	1,952	1,697
Total	2,611	2,632
The increase in other provisions mainly includes 117 indemnification as a result of the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil, the Federal and State Prosecutor Offices, and the Commission representing affected people with respect to the precautionary evacuation of the communities close to the Serra Azul dam.
NOTE 9 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States (on December 9, 2020, the Company divested ArcelorMittal USA). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico and iron ore and coal captive mines in the United States (until disposal of ArcelorMittal USA on December 9, 2020 as mentioned above) to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.

54	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•ACIS produces a combination of flat, long and tubular products. Its steel facilities are located in South Africa, Ukraine and Kazakhstan. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2021
Sales to external customers	5,755	4,861	19,990	4,170	751	9	—	35,536
Intersegment sales**	23	937	37	726	1,317	7	(3,047)	—
Operating income (loss)	936	1,742	1,861	1,458	1,287	(126)	(85)	7,073
Depreciation and amortization	142	109	615	220	115	20	—	1,221
Capital expenditures	147	139	578	214	97	16	(3)	1,188
Six months ended June 30, 2020
Sales to external customers	7,023	2,398	13,428	2,440	524	7	—	25,820
Intersegment sales**	106	409	26	292	607	4	(1,444)	—
Operating (loss) income	(452)	272	(654)	(92)	415	(137)	42	(606)
Depreciation and amortization	292	122	704	239	126	27	—	1,510
Impairment	—	—	92	—	—	—	—	92
Capital expenditures	349	101	492	240	52	19	(2)	1,251

*Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2021	2020
Operating income (loss)	7,073	(606)
Income from investments in associates, joint ventures and other investments	1,043	127
Financing costs - net	(594)	(642)
Income (loss) before taxes	7,522	(1,121)
Income tax expense	(946)	(524)
Net income (loss) (including non-controlling interests)	6,576	(1,645)

Interim Financial Statements	55
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2021	2020
Americas
United States[1]	3,342	5,466
Brazil	3,971	1,824
Canada	1,844	1,207
Mexico	1,151	778
Argentina	598	260
Others Americas	749	488
Total Americas	11,655	10,023
Europe
Germany	3,019	2,008
France	2,489	1,447
Poland	2,328	1,550
Spain	2,041	1,343
Italy	2,667	1,495
Turkey	669	542
Czech Republic	598	371
United Kingdom	728	460
Belgium	877	693
Russia	863	377
Netherlands	628	447
Romania	228	154
Ukraine	394	191
Others Europe	2,200	1,499
Total Europe	19,729	12,577
Asia & Africa
South Africa	1,202	651
Morocco	325	194
Egypt	26	80
Rest of Africa	456	340
China	397	763
Kazakhstan	370	195
South Korea	264	148
India	91	53
Rest of Asia	1,021	796
Total Asia & Africa	4,152	3,220
Total	35,536	25,820
1.Prior period include sales from ArcelorMittal USA, which was divested on December 9, 2020.

56	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2021	2020
Flat products	19,418	15,634
Long products	8,380	5,291
Tubular products	1,045	650
Mining products	839	654
Others	5,854	3,591
Total	35,536	25,820

Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2021 and 2020, respectively:

Six months ended June 30, 2021	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	5,594	4,588	17,874	3,470	—	—	31,526
Non-steel sales [1]	1	91	861	490	740	—	2,183
By-product sales [2]	43	52	439	67	—	—	601
Other sales [3]	117	130	816	143	11	9	1,226
Total	5,755	4,861	19,990	4,170	751	9	35,536

Six months ended June 30, 2020	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	6,669	2,221	12,212	2,085	—	—	23,187
Non-steel sales [1]	92	45	269	178	517	—	1,101
By-product sales [2]	43	35	276	45	—	—	399
Other sales [3]	219	97	671	132	7	7	1,133
Total	7,023	2,398	13,428	2,440	524	7	25,820
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.By-products sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

Interim Financial Statements	57
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 10 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants were imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2021 and December 31, 2020 and for the six month period ended June 30, 2021 and 2020 are summarized as follows:

	June 30, 2021	December 31, 2020
Lease liabilities	768	815
Right of-use assets:
Land, buildings and improvements	729	761
Machinery, equipment and others	243	278
Total right-of-use assets	972	1,039

	Six months ended June 30, 2021	Six months ended June 30, 2020
Depreciation and impairment charges:
Land, buildings and improvements	57	59
Machinery, equipment and others	36	52
Total depreciation and impairment charges	93	111

Other lease related expenses:
Interest expense on lease liabilities	17	34
Expenses of short-term leases	38	67
Expenses of leases of low-value assets	32	28
Expenses related to variable lease payments	48	31

Additions to right-of-use assets	58	49
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	100	118
The decrease in the lease related expenses in the six months ended June 30, 2021 when compared with the same period of 2020 resulted mainly from the sale of ArcelorMittal USA occurred in December 2020.
NOTE 11 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2021	December 31, 2020
Purchase commitments	12,970	13,047
Guarantees, pledges and other collateral	7,917	8,632
Capital expenditure commitments	338	354
Other commitments	1,116	3,143
Total	22,341	25,176
Purchase commitments
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Purchase commitments included commitments given to associates for 1,308 and 1,276 as of June 30, 2021 and December 31, 2020, respectively. Purchase commitments given to associates included 590 and 561 as of June 30, 2021 and December 31, 2020, respectively, related to the gas supply agreement signed in 2020 with Kryvyi Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for 1,450 and 1,570 as of June 30, 2021 and December 31, 2020, respectively. Purchase commitments given to joint ventures included 674 and 737 related to Tameh and 563 and 604 related to Enerfos as of June 30, 2021 and December 31, 2020, respectively.

58	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 115 and 150 as of June 30, 2021 and December 31, 2020, respectively. Additionally, guarantees of 4,396 and 4,477 were given on behalf of joint ventures as of June 30, 2021 and December 31, 2020, respectively.
Guarantees given on behalf of joint ventures included 265 and 226 for the guarantees issued on behalf of Calvert, 344 and 347 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 263 and 242 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2021 and December 31, 2020, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of June 30, 2021 and December 31, 2020 corresponding to ArcelorMittal's 60% guarantee of the 5.146 billion ten-year term loan agreement entered into by the AMNS India joint venture with various Japanese banks on March 16, 2020.
As of June 30, 2021, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 150 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 78. Pledges of property, plant and equipment were 126 and 136 as of June 30, 2021 and December 31, 2020, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 348 and 407 commitments given on behalf of associates as of June 30, 2021 and December 31, 2020, respectively, and 343 and 173 commitments given on behalf of joint ventures as of June 30, 2021 and December 31, 2020, respectively. The increase in commitments given on behalf of joint ventures is mainly due to guarantees of 119 on behalf of Acciaierie d'Italia, which is accounted for as a joint venture since April 14, 2021 (see note 3).
As of December 31, 2020, other sureties, first demand guarantees, letters of credit, pledges and other collateral included 260 with respect to a pledged cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after disposal. As of June 30, 2021, the cash collateral was released.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, ArcelorMittal South Africa committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure was 126 and 126 as of June 30, 2021 and December 31, 2020, respectively.
Capital expenditure commitments also included 176 and 196 as of June 30, 2021 and December 31, 2020, respectively, for the 1 billion investment program at the Company's Mexican operations, which is focused on building ArcelorMittal Mexico's downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes per year.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of June 30, 2021, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 108. The non-compliance with ECA would lead to fines amounting to a maximum of 20 and 19 as of June 30, 2021 and December 31, 2020, respectively.
The decrease in other commitments is mainly related to Acciaierie d'Italia, which, as of December 31, 2020, included capital expenditure commitments of 1,357 focused on blast furnaces, steel shops and finishing lines and 583 environmental capital expenditure commitments. As of June 30, 2021, the Company discontinued the recognition of such commitments following the loss of control of Acciaierie d'Italia as of April 14, 2021.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 266 and 211 as of June 30, 2021 and December 31, 2020, respectively, and mainly related to natural gas and electricity.

Interim Financial Statements	59
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 12 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2020.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2020.
Tax claims
Kazakhstan
In November 2020, ArcelorMittal Temirtau filed a lawsuit in the Astana investment court against the State revenue committee. The dispute is related to a tax claim by the said committee resulting from an audit for the years 2013-2017. Court hearings started in February 2021 and resulted in a June 2021 judgment against ArcelorMittal Temirtau for 45 for tax and late payment interest as estimated by the authorities in their Notification of September 28, 2020. This decision will be appealed with the Court of second instance. If the judgment comes into force, an administrative penalty may be added which would increase the total to over 55.
Other legal claims
Italy
On November 4, 2019, ArcelorMittal sent to the Commissioners governing the Ilva insolvency procedure (the “Commissioners”) a notice to withdraw from or terminate the lease agreement with a conditional obligation to purchase the business of Ilva and certain of its subsidiaries. This notice was based, among other things, on provisions of the agreement that allow withdrawal in the event that a new law affects it’s environmental plan for the Taranto plant in such a way that materially impairs the ability of ArcelorMittal Italia to operate the plant or implement its industrial plan; these provisions were triggered following the Italian Parliament’s removal, on November 3, 2019, of the legal protection necessary for ArcelorMittal Italia to implement its environmental plan without risk of criminal liability. In response, the Commissioners filed suit in Milan seeking an injunction to prevent ArcelorMittal's withdrawal and termination of the agreement. Following negotiation between the parties, on March 4, 2020, ArcelorMittal and the Commissioners entered into a settlement agreement whereby ArcelorMittal agreed to revoke its notice to withdraw from the original Ilva lease agreement and the Ilva Commissioners agreed to withdraw their request for an injunction.
In addition, following a complaint filed by the Commissioners, in mid-November 2019, prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. Following the (i) search decrees issued by the Milan and Taranto Prosecution Offices and ensuing seizures of documents in November 2019, and (ii) restitution decree issued by the Milan Prosecution Office in September 2020, ArcelorMittal Italia has not been notified of further developments in the criminal investigations and is therefore not in a position to assess its potential liability, if any.
In February 2020, the Mayor of Taranto issued an order to ArcelorMittal Italia related to certain emissions events that appear to have occurred in August 2019 and on February 22

60	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2021
(in millions of U.S. dollars, except share and per share data)
(unaudited)
and 23, 2020 and that allegedly concerned the Taranto plant. The order required ArcelorMittal Italia to identify the responsible installations in 30 days and eliminate any anomalies within the subsequent 30 days or, if necessary, shut down certain installations relating to such emissions events (provided that, if no such identification was completed, the shut down would extend to substantially the entire "hot area" of the plant). The Mayor of Taranto further alleged that adequate responses concerning such emissions were not received from the Ministry of the Environment. In response to this order, ArcelorMittal Italia filed an appeal on the merits and an application for interim measures to stay the order with the Regional Administrative Court in Lecce. In April 2020, the court upheld ArcelorMittal Italia’s application for interim measures and suspended the Mayor of Taranto’s order until a further hearing in October 2020. The interim order further required the Ministry of the Environment to file reports concerning the emissions events which served as the basis for the Mayor of Taranto’s order. After the Ministry provided such reports, the October 2020 hearing was postponed until December 15, 2020, at which hearing the Court confirmed the suspension of the order and scheduled the hearing for the discussion of the merits for January 27, 2021. On February 13, 2021, the Court rejected ArcelorMittal Italia’s appeal. On February 18, 2021, ArcelorMittal Italia filed an appeal with the State Council (the highest appellate body in this case) on the merits and also requested an ex parte order to suspend the judgment pending a ruling on the merits. On February 19, 2021, the State Council (i) found that the 30-day period during which ArcelorMittal Italia would have to shut down installations had not yet started and would commence only on March 16, 2021, i.e., after the hearing to discuss the request for interim measures (which it set for March 11, 2021) and therefore found a lack at the time of demonstrable “extreme gravity and urgency” necessary for interim measures, and (ii) set a hearing date of May 13, 2021 in respect of the merits. On June 23, 2021, the judgment of the Council of State was published, upholding ArcelorMittal Italia’s appeal, setting aside the Mayor of Taranto’s order as unlawful on various grounds and thereby enabling ArcelorMittal Italia to continue operating the Taranto plant.
France
Certain subsidiaries of the ArcelorMittal group are parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claim damages in the amount of 181 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries have filed a counterclaim in the amount of 225. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claims that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal was ordered to pay damages of 4 plus interest. In February 2020, Engie filed an appeal. A settlement agreement was signed in July 2021 bringing the litigation to an end.
Other
Brazil
Pursuant to the Complementary Agreement Term signed on June 7, 2021 between ArcelorMittal Brasil and the Federal and State Prosecutor Offices, ArcelorMittal Brasil incurred the obligation to execute an action plan to ensure the stability, safety and decommissioning of the Serra Azul tailing dam. As of June 30, 2021, the Company concluded that given the specific characteristics of the project, which has a high degree of complexity and uncertainty, including for the type of remediation that will be performed, it could not yet determine a reliable estimate for the underlying costs to recognize a liability. The Company expects to be able to determine such an estimate during the second half of 2021 after approval of the detailed terms of the plan.